FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of              August                                    2003
                              -----------------------------        -----------
Commission File Number        000-23464
                              -----------------------------        -----------


                               Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)


               1 Sparks Avenue, Toronto, Ontario M2H 2W1, Canada
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                Form 20-F                  Form 40-F   X
                         ----------                   -----------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                    No  X
                    ---------              ---------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                DOCUMENT INDEX

     Document                                                      Page No.
     --------                                                      --------

        1         News Release dated August 18, 2003                  4
                  ("HUMMINGBIRD ANNOUNCES FORMATION OF LEGAL CIO
                  ADVISORY BOARD")

        2         News Release dated August 18, 2003
                  ("HUMMINGBIRD DM(TM)5 RECEIVING WIDE SUPPORT        7
                  FROM TECHNOLOGY PARTNERS AND CUSTOMERS IN LEGAL
                  COMMUNITY")

        3         News Release dated August 19, 2003                 11
                  ("HUMMINGBIRD DELIVERS CONTENT CACHE SOLUTION
                  FOR HUMMINGBIRD ENTERPRISE(TM)")

        4         News Release dated August 19, 2003                 14
                  ("HUMMINGBIRD DELIVERS RULES-BASED E-MAIL
                  MANAGEMENT SOLUTION TO EXTEND HUMMINGBIRD
                  ENTERPRISE(TM)")

        5         News Release dated August 27, 2003                 17
                  ("HUMMINGBIRD AND REDDOT SOLUTIONS STRENGTHEN
                  STRATEGIC ALLIANCE TO PROVIDE END-TO-END
                  ENTERPRISE CONTENT LIFECYCLE MANAGEMENT
                  SOLUTION")

        6         Shareholders' Report for the third quarter         20
                  ended June 30, 2003

                                                                   Document  1

[GRAPHIC OMITTED]

          Hummingbird Announces Formation of Legal CIO Advisory Board
            Designed to facilitate a formal process for continuous
           consultation on product vision, strategy and priorities

Toronto, Ontario and LAWNET, Boca Raton, Florida - August 18, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced it will form a 21-member Legal CIO Advisory Board. The Board will be comprised of influential CIOs from law firms globally and key Hummingbird executives. It will provide a forum for discussion, feedback and consultation on issues related to product functionality and quality, support and services. The mission of the Board is to foster market driven product development resulting in enduring customer satisfaction.

"Our mission in forming the Legal CIO Advisory Board is to encourage closer ties with our valued clients within the legal market segment globally," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "We consider our clients an integral part of our go-to-market strategy. The Board will provide a forum for our clients to gain insight into product development priorities for legal solutions before they are formalized. By having better insight into our product plans, our customers can offer useful guidance to proposed product features and enhancements, and provide feedback with respect to overall product usability."

The Board will initially be formed based on nominations put forth by Hummingbird representatives. The Board will be comprised of legal CIOs from influential law firms representing a broad geographic base including members from the Americas, Europe, Middle East and Asia Pacific. Board members will be chosen along domain expertise or subject matter skills and along technology areas, such as core document management, records management and matter-centric way of working that leverage the collective "know-how." The Board will also give special consideration to representation of firms with innovative applications of technology that could potentially benefit the community as a whole.

Hummingbird has completed a survey relating to the proposed charter, constitution and mandate of the Legal CIO Advisory Board. Based on recommendations arising from the survey, Hummingbird will proceed with the formation of the Board and expect to finalize membership by October 2003.

The full Board will hold its first annual meeting in plenary session during the Hummingbird Annual Worldwide Summit Conference in Florida, February 2004.

For more information about the Legal CIO Advisory Board, visit the Hummingbird website at: http://www.hummingbird.com/industry/legal
            -----------------------------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird Contacts:

Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                    Document 2

[GRAPHIC OMITTED]

      Hummingbird DM(TM)5 Receiving Wide Support From Technology Partners
                       and Customers in Legal Community

 Customers benefiting from significant enhancements in the secure, integrated multi-tier architecture of the Hummingbird document management solution

Toronto, Ontario and LAWNET, Boca Raton, Florida - August 18, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that a wide variety of its legal technology partners are integrating their solutions with Hummingbird DM(TM)5, the advanced document and content management technology of Hummingbird Enterprise(TM). The resulting integrated solutions deliver complete e-business functionalities to customers, offering the legal community a full spectrum of capabilities to maximize the value of their intellectual assets while demonstrating a measurable return on their IT investments.

Hummingbird DM5 delivers a comprehensive, enterprise-ready platform to store and manage document-based knowledge assets, empowering global legal teams to leverage the collective expertise contained in Hummingbird DM repositories anywhere in the world. The secure, flexible multi-tier architecture enables users to easily catalog, find, and share not only documents and records, but all forms of enterprise information, both structured and unstructured.

The latest version of Hummingbird DM5 includes seamless integration with other applications featured in Hummingbird Enterprise. Key components of the Hummingbird DM Suite include Hummingbird RM(TM) to manage content retention and governance, plus companion solutions for Collaboration, Web Publishing, Workflow, Imaging and Engineering file management. The Hummingbird reporting solution, Hummingbird BI Query(TM), is also included in the DM Suite, with a variety of customizable reports for analysis and auditing of content assets.

"Hummingbird Enterprise offers our technology partners and customers a proven and scalable solution built for customization and inter-operating with other enterprise applications," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Each of our technology vendors focus on a specific application or solution that will complement and extend the value of Hummingbird's broad offerings, enhancing the solution and its value to our collective customers."

The Hummingbird technology partners announcing their Hummingbird DM5 integrated solutions at LawNet 2003 include:

Omtool, Ltd.
Omtool's enterprise messaging products are integrated with Hummingbird DM5. Documents that are exchanged electronically between a law office's staff, partners and clients can be accessed, profiled, delivered and archived - often with the press of one button within applications such as Word, Notes, Outlook and Adobe. Through Omtool, law firms never lose track of the myriad faxes, e-mailed documents, hardcopy and PDFs that flood the legal e-communication workflow. For more information, visit: www.omtool.com
                                       --------------

Payne Consulting Group: Forms Assistant(C) and Metadata Assistant(C)
Payne Consulting Group's Forms Assistant(C) and Metadata Assistant(C) both integrate with Hummingbird DM5, including earlier versions of Hummingbird's document management system. Forms Assistant(C) is a document automation tool designed to simplify the creation of all types of legal documents including letters, memos, pleadings, briefs, fax coversheets, and more. A partially completed DM5 Profile screen automatically appears after the document has been created and setup with the DocID inserted into the footer for easy reference. Metadata Assistant(C) integrates with Hummingbird DM5 to remove metadata from Word, Excel and PowerPoint files. A menu item in the Hummingbird DM5 Quick Retrieve List enables users to quickly select files for analysis/removal of metadata. A browse button in Metadata Assistant(C) launches the Quick Retrieve List for quick file selection when using Metadata Assistant(C) from the File menu of Microsoft Word/Excel/PowerPoint or as stand alone from the Start>Programs menu. For more information, visit: www.payneconsulting.com
-----------------------

SoftWise(R) Corporation
Innova(TM), the flagship product created by SoftWise(R), is a comprehensive document automation development platform. Designed to seamlessly integrate with Word 97, 2000 and XP, as well as Hummingbird DM5 and earlier versions of Hummingbird's document management programs, Innova provides users with a simple and flexible environment for accelerating the document creation and production process. Innova's interface mirrors the look, feel and functionality of Windows Explorer. Additional "next generation" features include a SQL data repository (Access available for smaller firms) that provides for an unparalleled level of scalability and flexibility in customization. The all-new Dialog Designer is a full-scale, drag & drop GUI development platform for Word. Using Innova's simple GUI interface, administrators can manage maintenance and customization tasks without the need for any programming. For more information, visit: www.softwise.net
                                                  ----------------

Wertheim Inc.
-------------
WincWall for DM5(TM), developed by Wertheim Inc., extends the functional capabilities of Hummingbird DM5 by adding `Ethical Wall' security to documents based upon any profile field value, such as client and matter. Document security is transparently applied whenever a document is created or modified, without any end-user intervention. Previously available only to Hummingbird's DOCS Open clients, WincWall has been rearchitected to make use of Hummingbird's sophisticated multi-tier architecture design. WincWall is currently used worldwide by many of Hummingbird's largest customers. With today's increased focus on security, it is imperative that firms have an automated method of protecting their vital information. WincWall is a cost-effective way to ensure that business rules regarding security are enforced in a collaborative environment. For more information, visit: www.wertheiminc.com
-------------------

Workshare
Workshare(R) 3 is a revolutionary application that enables Microsoft(R) Word users to easily work together on documents and intuitively review and incorporate changes from many people with the simple click of a button. Workshare 3 integrates seamlessly with Hummingbird DM5 to increase user productivity by simplifying the process of email collaboration and then allowing users to effectively manage multiple in-bound email attachments and revisions. Workshare 3 streamlines this process while protecting companies from the risk of inadvertent disclosure of sensitive information in their documents. For more information, visit: www.workshare.com
                                        -----------------


About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.


About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                    Document 3

[GRAPHIC OMITTED]

  Hummingbird Delivers Content Cache Solution for Hummingbird Enterprise(TM)

          New Offering Enables Faster Access to Remote Documents and
                Optimizes Usage of Valuable Network Bandwidth

Toronto, Ontario and LAWNET, Boca Raton, Florida - August 19, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced Hummingbird DM Server Content Cache, a solution designed to address the requirement to have faster access to remote content while conserving wide area network (WAN) bandwidth.

"Today's organizations are increasingly interdependent global entities and operate across organizational and geographic boundaries," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "Such an environment dictates a hybrid approach to computing that encompasses both centralization of information, while at the same time facilitating more efficient ways in which information is accessible to remote users."

Hummingbird DM Server Content Cache is a direct response to this market need. Specifically, the solution provides the following capabilities:

     o Automatic Caching of Remote Content: Documents that are accessed from remote repositories are stored on the local server, with subsequent user requests for the same documents serviced from the local content cache.

     o Automatic Synchronization of Content: Any document updates are automatically synchronized between the source repository and the local content cache; ensuring users access the most recent version of the document regardless of their location.

     o Reduced Bandwidth Requirements: The solution enables customers to optimize the use of their WAN by significantly reducing document transfers across the network.

     o No Additional Hardware Investment: The Content Cache is deployable on existing Hummingbird DM Servers and as such does not require additional hardware.

Hummingbird's Content Cache solution considerably enhances the user experience for Hummingbird Enterprise by providing an infrastructure that is suitable for consolidating document collections into one or more central repositories, thereby reducing IT resource requirements and lowering overall cost of ownership, while at the same time providing distributed content when and where it's needed.

Availability: The Hummingbird DM Server Content Cache is expected to be generally available in September 2003.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                    Document 4

[GRAPHIC OMITTED]

        Hummingbird Delivers Rules-based E-mail Management Solution to
                       Extend Hummingbird Enterprise(TM)

     Server-based solution designed to automate e-mail profiling into the document management repository

Toronto, Ontario and LAWNET, Boca Raton, Florida - August 19, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced Automated E-Mail Management, a server-based solution that is designed to automate profiling of incoming and outgoing e-mail messages for retention and regulatory compliance.

According to analyst estimates, over 35% of mission-critical business content is stored within e-mail repositories. Hummingbird Enterprise(TM) already provides unequaled support for profiling and managing e-mail via its document management (DM) client that exposes the Hummingbird DM interface from within Microsoft Outlook, and provides the ability to index and search both Microsoft Exchange public folders and Lotus Notes repositories.

The new Automated E-Mail Management solution expands on these capabilities by adding automated, server-side e-mail profiling capabilities to Hummingbird Enterprise(TM). The Automated E-mail Management solution offers a unique approach to e-mail management as follows:

     o Rules-based: Administrators can define rules utilizing an easy to use graphical wizard interface similar to the Outlook Rules Wizard.

     o Regular Expressions: The solution provides the ability to easily define regular expressions to match patterns such as client/matter number or project ID, allowing for proper categorization of e-mail content to the appropriate document management folder(s). Through the use of regular expressions, a single rule can apply to multiple e-mail messages destined for multiple folders.

     o Automatic Profiling: The Automated E-mail Management solution seamlessly captures the header information of the e-mail message and automatically profiles the metadata such as To, From, Subject, and Date into Hummingbird DM.

     o Maintains Threads and Attachment Relationships: Hummingbird DM automatically maintains e-mail thread information and relates the e-mail message to its attachments. The e-mails can be stored in original MSG format for regulatory purposes, while the attachments can be extracted and checked in as related documents so the contents can be full-text indexed.

     o Seamlessly Integrated with Microsoft Exchange: The Automated E-mail Management solution is an extension to Microsoft Exchange. The server component deploys on the existing Microsoft Exchange servers and does not require any additional hardware.


"Designed for ease of deployment, the Automated E-mail Management solution provides our customers with a low cost of ownership solution that builds on the strengths of Hummingbird Enterprise(TM)," said Andrew Pery, chief marketing officer and senior vice president, Hummingbird Ltd. "The Automated E-mail Management solution is designed to preserve, protect and manage the intellectual capital stored in e-mail messages in accordance with predefined retention and disposition rules, while insulating users from the complexities of classifying and profiling e-mails."

Hummingbird will be showcasing a preview version of the Automated E-mail Management Solution at LawNet 2003 in Boca Raton, Florida.

Availability: The Automated E-mail Management solution is expected to be generally available in September 2003.

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.

About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
Inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                                                    Document 5

[GRAPHIC OMITTED]

       Hummingbird and RedDot Solutions Strengthen Strategic Alliance to
               Provide End-To-End Enterprise Content Lifecycle
                              Management Solution

       RedDot Content Management Server offers Hummingbird a strong Web content management component, rounding out
                       Hummingbird Enterprise(TM) suite

Toronto - August 27, 2003 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), the world-leading developer of enterprise information management systems (EIMS), today announced that it is extending its strategic technology alliance with RedDot Solutions, a leading provider of enterprise content management solutions. Hummingbird will resell and distribute the RedDot Content Management Server (CMS), providing customers with tightly integrated Web Content Management (WCM) capabilities to complement their investment in the Hummingbird Enterprise(TM) document management and portal technologies.

"The strong integration of RedDot's Web content management capabilities with the Hummingbird Enterprise suite of information and knowledge management solutions further strengthens our leadership in the smart enterprise suite market," said Andrew Pery, chief marketing officer, senior vice president, Hummingbird Ltd. "By integrating the Hummingbird and RedDot solutions, organizations will get the maximum value from their Web publishing infrastructure, eliminating disparities between document and content repositories to effectively and efficiently manage full content lifecycle from creation, review and Web site publication to retention and ultimate disposition."

In early 2003, RedDot released CMS 5.0 featuring new workflow capabilities and enhanced integration of the Hummingbird document management technologies. As a result, many organizations have become mutual customers of RedDot and Hummingbird to leverage the high degree of synchronization between the two products, shared repositories and bi-directional mapping of metadata. The integrated document and Web content management solution will allow customers such as Laing Investment Management Services in London, England, Cancer Care Ontario in Canada, and the Department of Industry and Resources (DoIR) in Australia, to optimize efficiencies, reduce redundant tasks, and empower their content contributors.

"Content management is the core infrastructure that all organizations must have to succeed in a Web-centric business world," said Mark Gilbert, vice president and research director, Gartner Inc. "Gartner has seen WCM evolve and mature significantly during the past three years with key enterprise issues focusing on better integration and maximizing the value of their WCM investments. Vendors offering a complete integrated solution as represented by the smart enterprise suite understand the changing WCM market and the impact of technology convergence."

RedDot CMS and Hummingbird DM(TM) offer customers an out-of-the-box integration of the two complementary technologies. With this integrated content management solution, customers can create, repurpose, and store all forms of content in their Hummingbird document management repositories, eliminating redundancy and the need to maintain content in separate locations. The combined solution helps organizations to rapidly and consistently produce various Web properties with enhanced quality, relevant content, and consistent navigation - while comprehensively managing source content through its entire lifecycle.

"DoIR is responsible for advancing Western Australia's $33-billion-a-year resources industry. We depend on our online vehicles to deliver information internally and externally to our mass community, currently being managed by RedDot CMS," said Karen Watkins, project manager, Department of Industry and Resources. "Like most government agencies our content resides in the form of both Web content and documents and having the ability to synchronize our Hummingbird document management system with our content management system is imperative. The RedDot, Hummingbird integration will allow us to maximize our investment and ensure that our Web site reflects the most current content available, independent of where the content resides."

"The RedDot and Hummingbird agreement emphasizes our ongoing commitment to provide organizations of all sizes, with the most comprehensive content and document management system available today," said Niels Metger, CEO, RedDot Solutions. "Now, organizations can manage their content with one integrated solution, maximizing the effectiveness of their Web properties, while delivering a rapid return on their investment."

About RedDot Solutions
RedDot Solutions Corporation is a leading provider of enterprise content management solutions. RedDot empowers online content contributors with solutions renown for high-performance, rapid implementation, scalability, flexible workflow and personalization to efficiently manage complex content needs. Built on open industry standards, RedDot's XML-enabled, browser-based technology offers the most intuitive content management solution in the industry. With more than 950 customers worldwide, including Federal Express, The New York Times, March of Dimes, Bank of New York, Kraft, Honda and Starbucks, RedDot manages dynamic content on 2,500+ Web, intranet and extranet sites. Recently, RedDot won InternetWorld's "Best in Show" and the Seybold editors' "Hot Pick" for RedDot Content Management Server. RedDot Solutions Corporation is headquartered in New York City with offices in Santa Clara, Toronto and throughout Europe. For more information visit: http://www.reddot.com.
---------------------

About Hummingbird Enterprise(TM)
Hummingbird Enterprise(TM) offers customers a 360(degree) view of their knowledge assets by bringing together Hummingbird's industry leading portal, connectivity, document management, records management, knowledge management, business intelligence, collaboration, and data integration solutions into an integrated enterprise information management system (EIMS). Hummingbird Enterprise offers everything organizations need to manage the entire lifecycle of their business content.


About Hummingbird
Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing over 1450 people in nearly 40 offices around the world. The revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: http://www.hummingbird.com
                           --------------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.

Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

RedDot Solutions Contact:
Annette Svedas
Communications Manager
RedDot Solutions Corporation
Tel: 212-425-3988 ext. 218
Fax: 425-740-0564
mailto:asv@reddot.com
---------------------

                                                                    Document 6

                                                             [GRAPHIC OMITTED]

                                                     Hummingbird Ltd.
                                                     1 Sparks Avenue
                                                     Toronto, Ontario M2H 2W1
                                                     Canada
                                                     Tel. (416) 496-2200
                                                     Fax (416) 496-2207


August 29, 2003


Dear Hummingbird Shareholder:

THIRD QUARTER AND NINE MONTHS ENDED JUNE 30, 2003

We enclose the following information for the quarter and nine months ended June 30, 2003:

     o U.S. GAAP financial statements and accompanying notes prepared in US dollars;

     o Canadian GAAP financial statements and accompanying notes prepared in US dollars;

     o Management's Discussion and Analysis of Financial Condition and Results of Operations; and

     o Press release dated July 21, 2003 reporting our financial results for the above periods.


We thank you for your continued interest and support.


Sincerely,


/s/ Fred Sorkin
Fred Sorkin
Chairman and Chief Executive Officer

Encl.

                      Interim Unaudited Consolidated Financial Statements of

                      HUMMINGBIRD LTD.


                      Quarter and Nine Months ended June 30, 2003

HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                   U.S. GAAP
(thousands of U.S.$)

                                                                                   As at                     As at
                                                                                  June 30                 September 30
                                                                                   2003                      2002
                                                                                   ----                      ----
                                                                                (Unaudited)                (Audited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                   $         96,489           $        96,553
  Short-term investments                                                                14,716                    23,171
  Accounts receivable                                                                   54,433                    52,902
  Unbilled receivables                                                                   1,418                       786
  Income taxes recoverable                                                               7,542                     9,426
  Inventory                                                                                553                       496
  Prepaid expenses                                                                       4,746                     3,253
  Other receivables                                                                      4,143                     2,377
-------------------------------------------------------------------------------------------------------------------------
                                                                                       184,040                   188,964
OTHER ASSETS                                                                             3,750                     2,655
FIXED  ASSETS                                                                           13,146                    12,041
INTANGIBLES                                                                            155,629                   147,289
-------------------------------------------------------------------------------------------------------------------------
                                                                              $        356,565          $        350,949
=========================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable                                                            $          8,868          $          6,821
  Accrued liabilities                                                                   15,604                    15,425
  Current portion of other long-term liabilities                                           340                       175
  Deferred revenue                                                                      50,839                    41,763
-------------------------------------------------------------------------------------------------------------------------
                                                                                        75,651                    64,184
DEFERRED INCOME TAXES                                                                   14,357                    13,908
OTHER LONG-TERM LIABILITIES                                                              1,244                       373
-------------------------------------------------------------------------------------------------------------------------
                                                                                        91,252                    78,465
-------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,667,153 common at June 30, 2003
                           and 18,307,438 at September 30, 2002                        165,447                   171,040
ADDITIONAL PAID-IN CAPITAL                                                               3,510                     3,510
RETAINED EARNINGS                                                                       97,286                    98,864
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                      (930)                     (930)
-------------------------------------------------------------------------------------------------------------------------
                                                                                       265,313                   272,484
-------------------------------------------------------------------------------------------------------------------------
                                                                              $        356,565          $        350,949
=========================================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                           Nine Months Ended
                                                                                                June 30
                                                                                    2003                      2002
                                                                                    ----                      ----
                                                                                 (Unaudited)               (Unaudited)
Retained earnings, beginning of period                                         $         98,864          $        101,778
Premium on shares repurchased                                                            (6,740)                        -
Net income (loss) for the period                                                          5,162                    (2,865)
--------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                               $         97,286          $         98,913
=========================================================================================================================

HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                         U.S. GAAP
(thousands of U.S.$, except share data)


                                                                      Three Months Ended                  Nine Months Ended
                                                                          June 30                             June 30
                                                                   2003               2002             2003            2002
                                                                   ----               ----             ----            ----
                                                               (Unaudited)       (Unaudited)        (Unaudited)     (Unaudited)

SALES                                                        $        48,105    $      44,024    $    139,202    $     134,199
COST OF SALES                                                          4,741            3,779          12,513           11,964
-------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                          43,364           40,245         126,689          122,235
-------------------------------------------------------------------------------------------------------------------------------
EXPENSES
  Sales and marketing                                                 21,093           19,593          60,020           57,167
  Research and development                                             9,935            8,570          27,724           26,147
  General and administration                                           5,163            4,994          14,903           15,293
  Restructuring and other charges                                          -                -               -            7,324
  Amortization of intangibles                                          4,653            7,487          13,448           22,461
  In-process research and development expense                              -                -           1,050                -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                        40,844           40,644         117,145          128,392
-------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE THE UNDERNOTED                                    2,520             (399)          9,544           (6,157)

INTEREST AND OTHER INCOME, NET                                           310              566           1,341            1,684
-------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                      2,830              167          10,885           (4,473)
INCOME TAX EXPENSE (RECOVERY)                                          1,450            1,986           5,723           (1,608)
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                            $         1,380    $      (1,819)   $      5,162    $      (2,865)
===============================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE                              $          0.08    $       (0.10)   $       0.29    $       (0.16)
===============================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                            $          0.08    $       (0.10)   $       0.29    $       (0.16)
===============================================================================================================================
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                          17,667           18,307          17,900           18,304
===============================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                17,739           18,307          18,021           18,304
===============================================================================================================================
RECONCILIATION TO CANADIAN GAAP
NET INCOME (LOSS), U.S. GAAP                                 $         1,380    $      (1,819)   $      5,162    $      (2,865)
Amortization of intangibles                                             (624)          (1,675)         (3,153)          (5,025)
In-process research and development expense                                -                -           1,050                -
Income taxes                                                             228              701           1,165            2,276
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS), Canadian GAAP                             $           984    $      (2,793)   $      4,224    $      (5,614)
===============================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE, Canadian GAAP               $          0.06    $       (0.15)   $       0.24    $       (0.31)
===============================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE, Canadian GAAP             $          0.06    $       (0.15)   $       0.23    $       (0.31)
===============================================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                 17,667           18,307          17,900           18,304
===============================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands), Canadian GAAP                 17,739           18,307          18,021           18,304
===============================================================================================================================

HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                            U.S. GAAP
(thousands of U.S.$)

                                                                          Three Months Ended                Nine Months Ended
                                                                               June 30                          June 30
                                                                        2003            2002              2003              2002
                                                                        ----            ----              ----              ----
                                                                   (Unaudited)     (Unaudited)         (Unaudited)      (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                               $     1,380     $    (1,819)           $ 5,162      $    (2,865)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                         4,653           7,487             13,448           22,461
    In-process research and development expense                             -               -              1,050                -
    Deferred income taxes                                              (1,306)           (835)            (3,492)          (5,122)
    Depreciation                                                          925           1,390              2,957            4,328
  Changes in operating assets and liabilities:
    Accounts receivable                                                   (73)            527              1,652           10,144
    Unbilled receivables                                                 (206)          1,093               (512)             728
    Income taxes recoverable                                            3,830           1,985              1,767           (9,735)
    Inventory                                                              (6)            (24)               (57)             198
    Prepaid expenses and other assets                                  (1,012)             37             (1,823)             777
    Other receivables                                                     612             250                230              535
    Accounts payable                                                   (1,279)          1,071               (198)             156
    Accrued liabilities                                                (1,046)            (66)            (1,276)          (1,909)
    Deferred revenue                                                    1,129           1,396              5,370            2,474
----------------------------------------------------------------------------------------------------------------------------------
                                                                        7,601          12,492             24,278           22,170
----------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments, matured                                         7,221               -              8,455                -
Acquisition of subsidiaries - net of cash acquired                     (5,904)              -            (17,819)               -
Additions to fixed assets                                                (706)         (1,317)            (2,487)          (2,857)
Proceeds on sale of land                                                    -               -                  -              880
----------------------------------------------------------------------------------------------------------------------------------
                                                                          611          (1,317)           (11,851)          (1,977)
----------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  (Repayment of) increase in other long-term liabilities                  (36)             33               (158)             265
  Shares repurchased                                                        -               -            (13,228)               -
  Issuance of shares                                                        6               -                895              119
----------------------------------------------------------------------------------------------------------------------------------
                                                                          (30)             33            (12,491)             384
----------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                        8,182          11,208                (64)          20,577
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         88,307         102,872             96,553           93,503
----------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                          $    96,489     $   114,080           $ 96,489      $   114,080
==================================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                   $        16     $        10               $ 40      $        30
  Income taxes (paid) recoverable                                      (1,143)            905              8,694           13,324
  Interest received                                                       308             479              1,031              920

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States of America with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2002.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)  Recent Accounting Pronouncements

         Intangibles

         In July 2001, the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", which are effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the pooling-of-interests method no longer be used. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, there is no amortization of goodwill included in amortization expense for the three months ended and nine months ended June 30, 2003. See the below table for the impact on the prior comparative periods.

         Following the recommendations of SFAS No. 142, a two-step process for testing the impairment of goodwill must be performed. The first step will test the goodwill for impairment and the second step, if required, will measure the impairment. During the quarter ended March 31, 2003, the Company completed the first step and determined that there was no impairment of the recorded goodwill. As a result, the second step was not required.

         SFAS No. 142 also requires that an annual impairment test date be selected where the two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test, and will repeat the two-step process as of this date.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------


         The following table presents the impact on the net income (loss) and on the basic and diluted earnings (loss) per share for the three and nine months ended June 30, 2003 and 2002, of the requirement to eliminate the amortization of goodwill under SFAS No. 142 as if the standard had been in effect beginning October 1, 2001:

                                                              Three months ended          Nine months ended
                                                                    June 30                    June 30
         --------------------------------------------------------------------------------------------------------
                                                               2003         2002          2003          2002
         --------------------------------------------------------------------------------------------------------

         Net income (loss) - reported                       $   1,380     $ (1,819)    $  5,162       $  (2,865)
         Amortization of goodwill                                   -        2,773          -             8,319
         --------------------------------------------------------------------------------------------------------
         Net income (loss) - adjusted                       $   1,380     $    954     $  5,162       $   5,454
         ========================================================================================================
         Basic earnings (loss) per share - reported         $    0.08     $  (0.10)    $   0.29       $   (0.16)
         Diluted earnings (loss) per share - reported       $    0.08     $  (0.10)    $   0.29       $   (0.16)
         --------------------------------------------------------------------------------------------------------
         Basic earnings (loss) per share - adjusted         $    0.08     $   0.05     $   0.29       $    0.30
         --------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - adjusted       $    0.08     $   0.05     $   0.29       $    0.30
         --------------------------------------------------------------------------------------------------------

         Guarantees

         In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statement Nos. 5, 57 and 107, and rescission of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. There was no effect on the adoption of the recognition provisions of FIN 45 in the six months ended June 30, 2003, on the Company's results of operations or financial position.

2.       ACQUISITIONS

         Fiscal 2003 Acquisitions

         Third Quarter

         On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates (herein referred to as "Kramer Lee").

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

         Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to $1,322 (800 GBP), based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction costs of $346 for the acquisition.

         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

         ---------------------------------------------------------------------
             Current assets                                     $   1,624
             Fixed assets                                           1,191
             Liabilities                                           (5,587)
             Intangibles:
               Acquired technology                                  1,369
               Non-competition agreements                           2,597
               Customer relationship                                  568
               Customer contracts                                     428
               Goodwill                                             3,941
         ---------------------------------------------------------------------
                                                                $   6,131
         =====================================================================

         Consideration given:

             Cash                                               $   5,785
             Transaction costs                                        346
         ----------------------------------------------------------------------
                                                                $   6,131
         ======================================================================

         The acquisition was accounted for as a purchase transaction in accordance with SFAS 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value at the date of the acquisition. The results of operations of Kramer Lee have been included in the Company's financial statements subsequent to the date of acquisition.

         The intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           3 years
         Customer relationships                               3 years
         Customer contracts                                   1 year

         Goodwill recorded as a result of this transaction will not be amortized in accordance with SFAS No. 142 but will be tested for impairment annually as of August 1, as described in Note 1(c).

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         Second Quarter

         On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. (herein referred to as "Legal Key"). On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (herein referred to as "Key Automation/Dispro").

         Legal Key, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

         Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. Key Automation/Dispro were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

         Under the terms of these acquisitions, the Company paid cash of $4,400 for Legal Key and $9,074 for Key Automation/Dispro. In addition, the Company may be required to make a contingent payment, in cash, to Legal Key of up to $1,600 subject to interest accrued annually at 1 1/2 %, and to Key Automation/Dispro of up to $1,070 (1,000 Euro), based on the agreed upon financial performance of these entities in calendar years 2003 and 2004. Any future payments in connection with these acquisitions will be accounted for as goodwill. The Company incurred direct transaction costs of $499 for these acquisitions.


         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

                                                             Legal             Key
                                                              Key         Automation/Dispro      Total
          -------------------------------------------------------------------------------------------------
              Current assets                               $   2,998         $  3,490           $  6,488
              Fixed assets                                       178              206                384
              Liabilities                                     (3,355)          (3,479)            (6,834)
              Intangibles:
                 Acquired technology                           2,224            2,245              4,469
                 In-process research and development             809              241              1,050
                 Non-competition agreements                      599              905              1,504
                 Trademarks                                      295                -                295
                 Goodwill                                        875            5,742              6,617
          -------------------------------------------------------------------------------------------------
                                                           $   4,623         $  9,350           $ 13,973
          =================================================================================================

          Consideration given:
              Cash                                         $   4,400         $  9,074           $ 13,474
              Transaction costs                                  223              276                499
          -------------------------------------------------------------------------------------------------
                                                           $   4,623         $  9,350           $ 13,973
          =================================================================================================

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         The acquisitions were accounted for as purchase transactions in accordance with SFAS 141, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. The results of operations of Legal Key and Key Automation/Dispro have been included in the Company's financial statements subsequent to the dates of acquisitions.

         Of the acquired intangible assets, $1,050, an estimate of the fair value of in-process research and development assets, was expensed at the date of acquisition. The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years

         Goodwill recorded as a result of this transaction will not be amortized in accordance with SFAS No. 142 but will be tested for impairment annually as of August 1, as described in Note 1(c).

         Pro Forma Information

         Unaudited pro forma operating results for the Company, assuming the acquisition of Kramer Lee, Legal Key and Key Automation/Dispro had been made at the beginning of the periods presented, are as follows:

                                                 Three Months Ended June 30   Nine Months Ended June 30
                                                      2003            2002           2003        2002
         -------------------------------------------------------------------------------------------------
         Sales                                     $   48,238  $   47,254       $  144,840     $  145,504
         Net income (loss)                         $      699  $   (1,881)      $    4,318     $   (1,529)
         =================================================================================================
         Basic earnings (loss) per share           $     0.04  $    (0.10)      $     0.24     $    (0.08)
         Diluted earning (loss) per share          $     0.04  $    (0.10)      $     0.24     $    (0.08)
         =================================================================================================

         These pro forma results have been prepared for comparative purposes only and may not be indicative of what the actual consolidated results of operations might have been if the acquisitions had been effective at the beginning of fiscal 2002.

         Fiscal 2001 Acquisitions

         On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited, a software development company located in Scotland, for a total consideration of $13,683. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         The following table provides a summary of the integration costs relating to the acquisition:

                                                                          Employee
                                                                            Costs       Other         Total
         -----------------------------------------------------------------------------------------------------
         Integration costs on acquisition                                 $    284    $    121      $      405
         Amounts incurred/paid in the year 2001                               (244)          -            (244)
         ------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2001                                       40         121             161
         Amounts incurred/paid in the year 2002                                (40)       (105)           (145)
         -----------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                                        -          16              16
         Amounts incurred/paid in quarter ended December 31, 2002                -         (16)            (16)
         -----------------------------------------------------------------------------------------------------
         Balance as at December 31, 2002 and June 30, 2003                $      -    $      -      $        -
         =====================================================================================================


3.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares
                                                                                        Common Shares
                                                                             ---------------------------------
                                                                                 Issued                $
         -----------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                                         18,307,438     $  171,040
         Stock options exercised during the nine months ended
           June 30, 2003 under Employee Stock Option Plan                             53,315            895
         Shares repurchased during the nine months ended June 30, 2003              (693,600)        (6,488)
         -----------------------------------------------------------------------------------------------------
         Balance as at June 30, 2003                                              17,667,153     $  165,447
         =====================================================================================================

         Shares Issued

         During the quarter ended June 30, 2003, the Company issued 350 common shares pursuant to the Employee Stock Option Plan for proceeds of $6 (quarter ended June 30, 2002 - none exercised).

         For the nine months ended June 30, 2003, the Company issued 53,315 common shares pursuant to the Employee Stock Option Plan for proceeds of $895 (nine months ended June 30, 2002 - 7,063 for $119).

         Share Repurchase Program

         On October 24, 2002, the Company announced that it had received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares. The Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ Market Site, and all shares purchased under the Bid will be cancelled. The Bid commenced on October 29, 2002 and will terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         During the quarter ended June 30, 2003 the Company did not repurchase any shares.

         For the nine months ended June 30, 2003 the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which has been applied to reduce share capital and retained earnings by $6,488 and $6,740, respectively.

         Comprehensive Income (Loss)

         Comprehensive income (loss) was $1,380 and $5,162 for the three and nine months ended June 30, 2003 and $(1,819) and $(2,865) for the three and nine months ended June 30, 2002, respectively.

         Accounting for Stock-Based Compensation

         The Company applies APB Opinion 25 in accounting for its stock option plan. Under the current stock option plan, stock options are granted at the market price the day of grant. Accordingly, no compensation has been recognized in connection with these options.

         Had the Company applied a fair value based method described by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), which recognizes the fair values of the stock options granted as compensation cost on a straight line basis over the vesting period, compensation related to stock options would have impacted the pro forma amounts indicated below, for the following periods:

                                                                          Three months ended        Nine months ended
                                                                               June 30                   June 30
                                                                          2003         2002         2003        2002
         ------------------------------------------------------------- ------------ ------------ ----------- ------------
         Net income (loss) - reported                                      $ 1,380    $ (1,819)     $ 5,162    $ (2,865)
         Stock-based compensation expense                                   (1,108)     (3,650)      (4,279)    (10,924)
         ----------------------------------------------------------------------------------------------------------------
         Net income (loss) - pro forma                                     $   272    $ (5,469)     $   883    $(13,789)
         ================================================================================================================
         Basic earnings (loss) per share - reported                        $  0.08    $  (0.10)     $  0.29    $  (0.16)
         ----------------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - reported                      $  0.08    $  (0.10)     $  0.29    $  (0.16)
         ----------------------------------------------------------------------------------------------------------------

         Basic earnings (loss) per share - pro forma                       $  0.02    $  (0.30)     $  0.05    $  (0.75)
         ----------------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - pro forma                     $  0.02    $  (0.30)     $  0.05    $  (0.75)
         ----------------------------------------------------------------------------------------------------------------

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         The fair value of the stock options used to compute the pro forma net income and earnings per share was the estimated fair value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                    Three months ended        Nine months ended
                                                                         June 30                    June 30
                                                                    2003         2002          2003         2002
         ------------------------------------------------------- ------------ ------------ ------------ -----------
         Expected dividend                                           0.0%         0.0%          0.0%         0.0%
         Expected volatility                                        42.1%        46.4%         44.5%        46.4%
         Risk-free interest rate                                     4.0%         4.0%          4.0%         4.0%
         Expected option life in years                                 4            4             4            4
         Weighted average stock option fair value per option
           granted                                                $ 7.44       $ 8.10       $ 12.95      $ 10.76
         ------------------------------------------------------- ------------ ------------ ------------ -----------

4.       RESTRUCTURING AND OTHER CHARGES

         During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

         As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

         o  Restructuring charges of $5,579 included:

            - employee separation costs of $4,083 associated with 206 separations.

            - charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto.

            - facility closure costs of $189, relating to a reduction in office space and related overheads.

         o  Other charges of $1,745 include:

            - asset write-downs of $250 relating to the write down of furniture, fixtures and equipment.

            - other costs of $1,495 for contract settlements and the write off of an amount receivable.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         The following table provides a summary of restructuring costs:

                                                    Employee      Discontinuance of        Redundant
                                                     Costs       Non-core Products          Premises     Total
         -----------------------------------------------------------------------------------------------------------
         Restructuring charge                      $   4,083        $  1,307           $     189       $   5,579
         Amounts incurred/paid in 2002                (3,697)              -                (142)         (3,839)
         Asset write downs                                 -          (1,157)                  -          (1,157)
         -----------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                386             150                  47             583
         -----------------------------------------------------------------------------------------------------------
         Amounts incurred/paid in quarter
           ended December 31, 2002                      (102)           (150)                (47)           (299)
         Amounts incurred/paid in quarter
           ended March 31, 2003                         (284)              -                   -            (284)
         -----------------------------------------------------------------------------------------------------------
         Balance as at March 31, 2003, and
           June 30, 2003                          $        -        $      -           $       -       $       -
         ===========================================================================================================

5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to tax rates, the amount of deferred taxes which have been recorded at the rates previously in effect, are adjusted to reflect the new tax rates.

6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period, which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and nine months ended June 30, 2003 and 2002:

        (thousands of shares)                                       Three Months Ended    Nine Months Ended June
                                                                         June 30                    30
                                                                      2003          2002        2003       2002
        ----------------------------------------------------------------------------------------------------------
        Weighted average number of shares outstanding                 17,667      18,307       17,900      18,304
        Net effect of dilutive stock options                              72           -          121           -
        ----------------------------------------------------------------------------------------------------------
        Weighted average number of diluted shares outstanding         17,739      18,307       18,021      18,304
        ==========================================================================================================

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         For the quarter ended June 30, 2003 there were 2,053,000 options (2,740,480 - quarter ended June 30, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the nine months ended June 30, 2003 there were 1,926,769 options (2,740,480 - nine months ended June 30, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.

         Sales by product line

                                                  Three months ended                  Nine months ended
                                                        June   30                        June 30
                                                   2003          2002               2003           2002
         --------------------------------------------------------------------------------------------------
         Hummingbird Connectivity              $  16,954     $   17,420       $    52,957       $   54,891
         Hummingbird Enterprise                   31,151         26,604            86,245           79,308
         --------------------------------------------------------------------------------------------------
                                               $  48,105     $   44,024       $   139,202       $  134,199
         ==================================================================================================

         Sales by country of origin

                                                    Three months ended              Nine months ended
                                                        June 30                          June 30
                                                  2003              2002           2003            2002
          --------------------------------------------------------------------------------------------------
          U.S.A                                $  26,480       $ 23,622       $    74,931       $   74,074
          Europe                                  16,616         15,524            48,031           42,937
          Canada                                   3,343          3,466            11,479           12,548
          Asia Pacific                             1,666          1,412             4,761            4,640
          -------------------------------------------------------------------------------------------------
                                               $  48,105       $ 44,024       $   139,202       $  134,199
          =================================================================================================

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

         Geographical distribution of sales by customer location

                                                  Three months ended             Nine months ended
                                                       June 30                        June 30
                                                2003             2002           2003           2002
         --------------------------------------------------------------------------------------------
         U.S.A.                             $  26,188         $23,921       $  73,941        $ 74,767
         Europe                                16,619          14,824          47,992          41,292
         Canada                                 2,118           1,925           7,718          8,115
         Others                                 3,180           3,354           9,551          10,025
         --------------------------------------------------------------------------------------------
                                            $  48,105         $44,024       $ 139,202        $134,199
         ============================================================================================

         Long-lived assets by country of origin

                                                                       June 30,            September 30,
                                                                          2003                     2002
         ----------------------------------------------------------------------------------------------
         Fixed and other assets
             U.S.A                                                   $   3,628               $   5,322
             Canada                                                      9,428                   7,016
             Europe                                                      3,421                   1,982
             Asia Pacific                                                  419                     376
         ----------------------------------------------------------------------------------------------
                                                                        16,896                  14,696
         Intangibles                                                   155,629                 147,289
         ----------------------------------------------------------------------------------------------
                                                                     $ 172,525               $ 161,985
         ==============================================================================================

         It is not practicable to allocate intangibles by country of origin.

8.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2003.

         Guarantees and Indemnities

         There have been no modifications or new guarantees issued during the first three quarters of fiscal year 2003. The Company has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at June 30, 2003.

9.       COMPARATIVE AMOUNTS

         Certain comparative figures have been reclassified in order to conform to the presentation adopted in the current periods.

                                                                    U.S. GAAP


HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
-------------------------------------------------------------------------------

10.      SUBSEQUENT EVENT

         On July 1, 2002, the Company acquired 100% of the issued and outstanding shares of Valid Information Systems (herein referred to as "Valid"). Valid, based in the UK, was a privately held software company specializing in the compliance and records management market in the United Kingdom.

         Under the terms of the acquisition, the Company paid cash of $16,500 (10,000 GBP) and in addition may be required to make a contingent payment of up to $13,000 (8,000 GBP) in cash payable over two years, based on performance targets.

         The acquisition will be accounted for as a purchase transaction in accordance with SFAS 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition.

                                                                 CANADIAN GAAP








            Interim Unaudited Consolidated Financial Statements of

            HUMMINGBIRD LTD.


            Quarter and Nine Months ended June 30, 2003


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                                         CANADIAN GAAP
(thousands of U.S.$)

                                                                                                  As at               As at
                                                                                                 June 30          September 30
                                                                                                   2003               2002
                                                                                                   ----               ----
                                                                                               (Unaudited)          (Audited)

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                                   $       96,489     $        96,553
  Short-term investments                                                                              14,716              23,171
  Accounts receivable                                                                                 54,433              52,902
  Unbilled receivables                                                                                 1,418                 786
  Income taxes recoverable                                                                             7,542               9,426
  Inventory                                                                                              553                 496
  Prepaid expenses                                                                                     4,746               3,253
  Other receivables                                                                                    4,143               2,377
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     184,040             188,964
OTHER ASSETS                                                                                           3,750               2,655
FIXED ASSETS                                                                                          13,146              12,041
INTANGIBLES                                                                                          135,348             128,703
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              $      336,284     $       332,363
=================================================================================================================================

LIABILITIES
CURRENT LIABILITIES
  Accounts payable                                                                            $        8,868     $         6,821
  Accrued liabilities                                                                                 15,604              15,425
  Current portion of other long-term liabilities                                                         340                 175
  Deferred revenue                                                                                    50,839              41,763
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      75,651              64,184
FUTURE INCOME TAXES                                                                                   17,224              17,532
OTHER LONG-TERM LIABILITIES                                                                            1,244                 373
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                      94,119              82,089
---------------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,667,153 common at June 30, 2003
                           and 18,307,438 at September 30, 2002                                      201,141             208,137
RETAINED EARNINGS                                                                                     40,695              41,808
CUMULATIVE TRANSLATION ADJUSTMENTS                                                                       329                 329
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                     242,165             250,274
---------------------------------------------------------------------------------------------------------------------------------
                                                                                              $      336,284     $       332,363
=================================================================================================================================


CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(thousands of U.S.$)
                                                                                                      Nine Months Ended
                                                                                                           June 30
                                                                                                  2003                2002
                                                                                                  ----                ----
                                                                                               (Unaudited)         (Unaudited)

Retained earnings, beginning of period                                                        $       41,808     $        48,206
Premium on shares repurchased                                                                         (5,337)                  -
Net income (loss) for the period                                                                       4,224              (2,821)
---------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of period                                                              $       40,695     $        45,385
=================================================================================================================================




HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF INCOME                                                                         CANADIAN GAAP
(thousands of U.S.$, except share data)


                                                                           Three Months Ended            Nine Months Ended
                                                                               June 30                       June 30
                                                                           2003           2002              2003           2002
                                                                           ----           ----              ----           ----
                                                                       (Unaudited)     (Unaudited)       (Unaudited)    (Unaudited)

SALES                                                                  $    48,105          44,024     $    139,202    $   134,199
COST OF SALES                                                                4,741           3,779           12,513         11,964
-----------------------------------------------------------------------------------------------------------------------------------
GROSS PROFIT                                                                43,364          40,245          126,689        122,235
-----------------------------------------------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                       21,093          19,593           60,020         57,167
  Research and development                                                   9,410           8,045           26,149         19,222
  General and administration                                                 5,163           4,994           14,903         15,293
  Restructuring and other charges                                                -               -                -          7,324
  Amortization of intangibles                                                5,277           9,162           16,601         27,486
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                              40,943          41,794          117,673        126,492
-----------------------------------------------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE THE UNDERNOTED                                          2,421          (1,549)           9,016         (4,257)
INTEREST AND OTHER INCOME, NET                                                 310             566            1,341          1,684
-----------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                            2,731            (983)          10,357         (2,573)
INCOME TAX EXPENSE                                                           1,747           1,810            6,133          3,041
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                                                      $       984          (2,793)    $      4,224    $    (5,614)
===================================================================================================================================
BASIC EARNINGS (LOSS) PER SHARE                                        $      0.06           (0.15)    $       0.24    $     (0.31)
===================================================================================================================================
DILUTED EARNINGS (LOSS) PER SHARE                                      $      0.06           (0.15)    $       0.23    $     (0.31)
===================================================================================================================================
BASIC WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                      17,667          18,307           17,900         18,304
===================================================================================================================================
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                                      17,739          18,307           18,021         18,304
===================================================================================================================================



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                                                    CANADIAN GAAP
(thousands of U.S.$)

                                                                  Three Months Ended                Nine Months Ended
                                                                        June 30                           June 30
                                                                     2003             2002          2003              2002
                                                                     ----             ----          ----              ----
                                                                  (Unaudited)      (Unaudited)    (Unaudited)      (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                               $       984     $     (2,793)     $     4,224     $     (5,614)
  Add (deduct) items not affecting cash:
    Amortization of intangibles                                         5,277            9,162           16,601           27,486
    Future income taxes                                                (1,534)          (1,536)          (4,657)          (7,398)
    Depreciation                                                          925            1,390            2,957            4,328
  Changes in operating assets and liabilities:
    Accounts receivable                                                   (73)             527            1,652           10,144
    Unbilled receivables                                                 (206)           1,093             (512)             728
    Income taxes recoverable                                            3,830            1,985            1,767           (9,735)
    Inventory                                                              (6)             (24)             (57)             198
    Prepaid expenses and other assets                                  (1,012)              37           (1,823)             777
    Other receivables                                                     612              250              230              535
    Accounts payable                                                   (1,279)           1,071             (198)             156
    Accrued liabilities                                                (1,046)             (66)          (1,276)          (1,909)
    Deferred revenue                                                    1,129            1,396            5,370            2,474
---------------------------------------------------------------------------------------------------------------------------------
                                                                        7,601           12,492           24,278           22,170
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES

  Short-term investments, matured                                       7,221                -            8,455                -
  Acquisition of subsidiaries - net of cash acquired                   (5,904)               -          (17,819)               -
  Additions to fixed assets                                              (706)          (1,317)          (2,487)          (2,857)
  Proceeds on sale of land                                                  -                -                -              880
---------------------------------------------------------------------------------------------------------------------------------
                                                                          611           (1,317)         (11,851)          (1,977)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  (Repayment of) increase in other long-term liabilities                  (36)              33             (158)             265
  Shares repurchased                                                        -                -          (13,228)               -
  Issuance of shares                                                        6                -              895              119
---------------------------------------------------------------------------------------------------------------------------------
                                                                          (30)              33          (12,491)             384
---------------------------------------------------------------------------------------------------------------------------------
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                        8,182           11,208              (64)          20,577
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         88,307          102,872           96,553           93,503
---------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                          $    96,489     $    114,080      $    96,489     $    114,080
=================================================================================================================================

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                   $        16     $         10      $        40     $         30
  Income taxes (paid) recoverable                                      (1,143)             905            8,694           13,324
  Interest received                                                       308              479            1,031              920


                                                                  Canadian GAAP

                                                                  Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


1.       DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND
         SIGNIFICANT ACCOUNTING POLICIES

      a) Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments.

      b) Basis of presentation and significant accounting policies

         These interim unaudited consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with Canadian generally accepted accounting principles (GAAP) with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in Canada for annual audited financial statements. These unaudited condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2002.

         The preparation of these unaudited consolidated financial statements and the accompanying unaudited notes requires management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

      c) Recent Accounting Pronouncements

         Intangibles

         The Company follows the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The adoption of Section 3062 eliminates the amortization of goodwill and intangible assets with indefinite lives, but will require an annual test for impairment of the unamortized carrying values. Accordingly, there is no amortization of goodwill included in amortization expense for the three months ended and nine months ended June 30, 2003. See the below table for the impact on the prior comparative periods.

         Following the recommendations of Section 3062, a two-step process for testing the impairment of goodwill must be performed. The first step will test the goodwill for impairment and the second step, if required, will measure the impairment. During the quarter, the Company completed the first step and determined that there was no impairment of the recorded goodwill. As a result, the second step test was not required.

         Section 3062 also requires that an annual impairment test date be selected where the two-step process will be performed on an annual basis. The Company has chosen August 1 as the date for this annual impairment test, and will repeat the two-step process as of this date.

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
--------------------------------------------------------------------------------


         The following table presents the impact on the net income (loss) and on the basic and diluted earnings (loss) per share for the three and nine months ended June 30, 2003 and 2002, of the requirement to eliminate the amortization of goodwill under Handbook Section 3062 as if the standard had been in effect beginning October 1, 2001:

                                                                  Three months ended          Nine months ended
                                                                        June 30                    June 30
         ------------------------------------------------------------------------------------------------------------
                                                                   2003         2002          2003          2002
         ------------------------------------------------------------------------------------------------------------
         Net income (loss) - reported                           $  984       $(2,793)      $  4,224        $(5,614)
         Amortization of goodwill                                    -         2,468          -              7,404
         ------------------------------------------------------------------------------------------------------------
         Net income (loss) - adjusted                           $  984       $  (325)      $  4,224        $ 1,790
         ============================================================================================================

         Basic earnings (loss) per share - reported             $ 0.06       $ (0.15)      $   0.24        $ (0.31)
         ------------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - reported           $ 0.06       $ (0.15)      $   0.23        $ (0.31)
         ------------------------------------------------------------------------------------------------------------

         ------------------------------------------------------------------------------------------------------------
         Basic earnings (loss) per share - adjusted             $ 0.06       $ (0.02)      $   0.24        $  0.10
         ------------------------------------------------------------------------------------------------------------
         Diluted earnings (loss) per share - adjusted           $ 0.06       $ (0.02)      $   0.23        $  0.10
         ------------------------------------------------------------------------------------------------------------



         Stock-based compensation and other stock-based payments

         Effective January 1, 2002, the Company has adopted the new recommendations of CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

         As permitted by Section 3870, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions, and as such, has included the required pro forma disclosure as if this method had been applied for options granted from October 1, 2002 onward. The Company continues to account for employee stock options by measuring the compensation cost as the excess, if any, of the market price of the common shares at the date of the grant over the granted price of the option.

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------



         Had the Company applied a fair value based method for employee stock-based compensation, reported earnings per common share would have decreased to the pro forma amounts indicated below, for the following periods:

                                                                          Three months      Nine months
                                                                             ended             ended
                                                                            June 30           June 30
                                                                              2003             2003
         -------------------------------------------------------------- ----------------------------------
         Net income - reported                                                 $   984           $ 4,224
         Stock-based compensation expense                                         (211)             (353)
         -------------------------------------------------------------- ----------------- ----------------
         Net income - pro forma                                                $   773           $ 3,871
         ============================================================== ================= ================

         Basic earnings per share - reported                                   $  0.06           $  0.24
         -------------------------------------------------------------- ----------------- ----------------
         Diluted earnings per share - reported                                 $  0.06           $  0.23
         -------------------------------------------------------------- ----------------- ----------------

         Basic earnings per share - pro forma                                  $  0.04           $  0.22
         -------------------------------------------------------------- ----------------- ----------------
         Diluted earnings per share - pro forma                                $  0.04           $  0.21
         -------------------------------------------------------------- ----------------- ----------------

         The fair value of the stock options used to compute the pro forma net income and earnings per share was the estimated fair value at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                          Three months      Nine months
                                                                             ended             ended
                                                                            June 30            June 30
                                                                              2003              2003
         -------------------------------------------------------------- ----------------- ----------------
         Expected dividend                                                    0.0%              0.0%
         Expected volatility                                                 42.1%             44.5%
         Risk-free interest rate                                              4.0%              4.0%
         Expected option life in years                                          4                 4
         Weighted average stock option fair value per option granted        $ 7.44            $ 8.08
         ============================================================== ================= ================


         Guarantees

         The Company follows the new guideline issued by the CICA Accounting Guideline 14 ("AcG 14"), "Disclosure of Guarantees", which is effective for interim and annual financial statements beginning on or after January 1, 2003. AcG 14 provides assistance regarding the identification of guarantees and requires a guarantor to disclose significant details of guarantees that have been given regardless of whether it will have to make payments under the guarantees. The Company has disclosed the information required under AcG 14 in Note 8 to the financial statements.

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
 (amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


2.       ACQUISITIONS

         Fiscal 2003 Acquisitions

         Third Quarter

         On June 26, 2003, the Company acquired 100% of the issued and outstanding shares of Kramer Lee & Associates (herein referred to as "Kramer Lee").

         Kramer Lee, based in the UK, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies.

         Under the terms of the acquisition, the Company paid cash of $5,785 for Kramer Lee. In addition, the Company may be required to make a contingent payment, in cash, to Kramer Lee of up to $1,322 (800 GBP), based on the agreed upon financial performance at the end of the one year period following the date of acquisition. Any future payments in connection with this acquisition will be accounted for as goodwill. The Company incurred direct transaction costs of $346 for the acquisition.

         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:


--------------------------------------------------------------------------------
     Current assets                                                     $ 1,624
     Fixed assets                                                         1,191
     Liabilities                                                         (5,587)
     Intangibles:
       Acquired technology                                                1,369
       Non-competition agreements                                         2,597
       Customer relationship                                                568
       Customer contracts                                                   428
       Goodwill                                                           3,941
--------------------------------------------------------------------------------
                                                                        $ 6,131
================================================================================
 Consideration given:
     Cash                                                               $ 5,785
     Transaction costs                                                      346
--------------------------------------------------------------------------------
                                                                        $ 6,131
================================================================================



         The acquisition was accounted for as a purchase transaction in accordance with Handbook Section 1581, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair value at the date of the acquisition. The results of operations of Kramer Lee have been included in the Company's financial statements subsequent to the date of acquisition.

         The intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         Non-competition agreements                           3 years
         Customer relationships                               3 years
         Customer contracts                                   1 year

         Goodwill recorded as a result of this transaction will not be amortized in accordance with Handbook Section 3062 but will be tested for impairment annually as of August 1, as described in Note 1(c).

         Second Quarter

         On March 10, 2003, the Company acquired 100% of the issued and outstanding shares of Legal Key Technologies, Inc. (herein referred to as "Legal Key"). On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (herein referred to as "Key Automation/Dispro").

         Legal Key, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations.

         Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. Key Automation/Dispro were already long-standing partners of the Company with over ten years of experience in the deployment and integration of Hummingbird products.

         Under the terms of these acquisitions, the Company paid cash of $4,400 for Legal Key and $9,074 for Key Automation/Dispro. In addition, the Company may be required to make a contingent payment, in cash, to Legal Key of up to $1,600 subject to interest accrued annually at 1 1/2 %, and to Key Automation/Dispro of up to $1,070 (1,000 Euro), based on the agreed upon financial performance of these entities in calendar years 2003 and 2004. Any future payments in connection with these acquisitions will be accounted for as goodwill. The Company incurred direct transaction costs of $499 for these acquisitions.

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:


                                                                                   Key
                                                               Legal Key     Automation/Dispro             Total
-------------------------------------------------------------------------------------------------------------------
    Current assets                                            $ 2,998              $  3,490              $  6,488
    Fixed assets                                                  178                   206                   384
    Liabilities                                                (3,678)               (3,564)               (7,242)
    Intangibles:
      Acquired technology                                       2,224                 2,245                 4,469
      In-process research and development                         809                   241                 1,050
      Non-competition agreements                                  599                   905                 1,504
      Trademarks                                                  295                  --                     295
      Goodwill                                                  1,198                 5,827                 7,025
-------------------------------------------------------------------------------------------------------------------
                                                              $ 4,623              $  9,350              $ 13,973
===================================================================================================================

Consideration given:
    Cash                                                      $ 4,400              $  9,074              $ 13,474
    Transaction costs                                             223                   276                   499
-------------------------------------------------------------------------------------------------------------------
                                                              $ 4,623              $  9,350              $ 13,973
===================================================================================================================

         The acquisitions were accounted for as purchase transactions in accordance with Handbook Section 1581, and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. The results of operations of Legal Key and Key Automation/Dispro have been included in the Company's financial statements subsequent to the dates of acquisitions.

         The intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

         Acquired technology                                  5 years
         In-process research and development                  5 years
         Non-competition agreements                           3 years
         Trademarks                                           5 years

         Goodwill recorded as a result of this transaction will not be amortized in accordance with Handbook Section 3062 but will be tested for impairment annually as of August 1, as described in Note 1(c).


         Fiscal 2001 Acquisitions

         On July 23, 2001 the Company acquired 100% of the issued and outstanding shares of PeopleDoc Limited, a software development company located in Scotland, for a total consideration of $13,683. The acquisition was accounted for by the purchase method of accounting and, accordingly, the results of operations have been included in the consolidated financial statements from the date of acquisition.

                                                                   Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


         The following table provides a summary of the integration costs relating to the acquisition:

                                                                               Employee
                                                                                 Costs       Other         Total
-------------------------------------------------------------------------------------------------------------------
Integration costs on acquisition                                               $ 284          $ 121          $ 405
Amounts incurred/paid in the year 2001                                          (244)            --            (244)
-------------------------------------------------------------------------------------------------------------------
Balance as at September 30, 2001                                                  40            121            161
Amounts incurred/paid in the year 2002                                           (40)          (105)          (145)
-------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2002                                                   --             --             --
Amounts incurred/paid in quarter ended December 31, 2002                          --            (16)           (16)
-------------------------------------------------------------------------------------------------------------------
Balance as at December 31, 2002 and June 30, 2003                              $  --          $  --          $  --
===================================================================================================================


3.       SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Issued and Outstanding Shares

                                                                                              Common Shares
                                                                                     --------------------------------
                                                                                         Issued               $
         ------------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                                                 18,307,438      $ 208,137
         Stock options exercised in the nine months ended
           June 30, 2003 under Employee Stock Option Plan                                     53,315            895
         Shares repurchased during the nine months ended June 30, 2003                      (693,600)        (7,891)
         ------------------------------------------------------------------------------------------------------------
         Balance as at June 30, 2003                                                      17,667,153      $ 201,141
         ============================================================================================================


         Shares Issued

         During the quarter ended June 30, 2003, the Company issued 350 common shares pursuant to the Employee Stock Option Plan for proceeds of $6 (quarter ended June 30, 2002 - none exercised).

         For the nine months ended June 30, 2003, the Company issued 53,315 common shares pursuant to the Employee Stock Option Plan for proceeds of $895 (nine months ended June 30, 2002 - 7,063 for $119).

         Share Repurchase Program

         On October 24, 2002, the Company announced that it had received approval to commence a normal course issuer bid ("Bid") for up to 1,000,000 of its common shares. The Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ Market Site, and all shares purchased under the Bid will be cancelled. The Bid commenced on October 29, 2002 and will terminate on the earlier of October 28, 2003 or the date on which a total of 1,000,000 common shares have been repurchased pursuant to its terms.

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


         During the quarter ended June 30, 2003 the Company did not repurchase any shares.

         For the nine months ended June 30, 2003 the Company repurchased and cancelled 693,600 shares at an average price of $19.07 per share for a total consideration of $13,228, which has been applied to reduce share capital and retained earnings by $7,891 and $5,337, respectively.

4.       RESTRUCTURING AND OTHER CHARGES

         During the second half of the calendar year 2001, the Company's Board of Directors undertook a thorough review of all aspects of the Company and its operations given the impact of adverse global economic conditions on the Company's business. In its review, the Board considered the changing market conditions, which have impacted the Company's sales and profitability since the beginning of 2001. This review determined significant planned restructuring was necessary if the Company was to remain competitive and financially strong. The restructuring was considered necessary to reduce the Company's cost structure and to refocus its future operating strategy, including reducing employees and exiting non-core product lines. Concurrent with the restructuring, other related costs and asset write-downs were identified and a charge made.

         As a result of this review, restructuring and other charges of $7,324 were recorded in the quarter ended December 31, 2001.

          o    Restructuring charges of $5,579 included:

               - employee separation costs of $4,083 associated with 206 separations.

               - charges of $1,307 relating to the discontinuance of certain non-core product lines, including write down of assets related thereto.

               - facility closure costs of $189, relating to a reduction in office space and related overheads.

          o    Other charges of $1,745 include:

               - asset write-downs of $250 relating to the write down of furniture, fixtures and equipment.

               - other costs of $1,495 for contract settlements and the write off of an amount receivable.

         The following table provides a summary of restructuring costs:

                                                       Employee      Discontinuance of     Redundant
                                                        Costs       Non-core Products       Premises       Total
-------------------------------------------------------------------------------------------------------------------------
         Restructuring charge                          $ 4,083           $ 1,307             $ 189         $ 5,579
         Amounts incurred/paid in 2002                  (3,697)             --                (142)         (3,839)
         Asset write downs                                --              (1,157)             --            (1,157)
-------------------------------------------------------------------------------------------------------------------------
         Balance as at September 30, 2002                  386               150                47             583
-------------------------------------------------------------------------------------------------------------------------
         Amounts incurred/paid in quarter
           ended December 31, 2002                        (102)             (150)              (47)           (299)
         Amounts incurred/paid in quarter
           ended March 31, 2003                           (284)             --                --              (284)
-------------------------------------------------------------------------------------------------------------------------
         Balance as at March 31, 2003 and              $  --             $  --               $--           $  --
           June 30, 2003
=========================================================================================================================

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


5.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded as a reduction of operating expenses when there is reasonable assurance the credits will be received.

         Under generally accepted accounting principles, when changes are made to tax rates, the amount of future taxes which have been recorded at the rates previously in effect are adjusted to reflect the new tax rates.


6.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period, which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months and nine months ended June 30, 2003 and 2002:

        (thousands of shares)                                            Three Months Ended         Nine Months Ended
                                                                              June 30                    June 30
                                                                            2003        2002        2003         2002
-------------------------------------------------------------------------------------------------------------------------
Weighted average number of shares outstanding                             17,667       18,307       17,900       18,304
Net effect of dilutive stock options                                          72         --            121         --
-------------------------------------------------------------------------------------------------------------------------
Weighted average number of diluted shares outstanding                     17,739       18,307       18,021       18,304
=========================================================================================================================


         For the quarter ended June 30, 2003 there were 2,053,000 options (2,740,480 - quarter ended June 30, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

         For the nine months ended June 30, 2003 there were 1,926,769 options (2,740,480 - nine months ended June 30, 2002) to purchase shares excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.

                                                                   Canadian GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
 (amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


7.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment
         - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise and (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of Hummingbird's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                                   Three months ended          Nine months ended
                                                                         June 30                     June 30
                                                                    2003          2002         2003          2002
         ------------------------------------------------------------------------------------------------------------
         Hummingbird Connectivity                             $   16,954        $ 17,420     $  52,957    $   54,891
         Hummingbird Enterprise                                   31,151          26,604        86,245        79,308
         ------------------------------------------------------------------------------------------------------------
                                                              $   48,105        $ 44,024     $ 139,202    $  134,199
         ============================================================================================================


         Sales by country of origin
                                                                      Three months                Nine months ended
                                                                      ended June 30                   June 30
                                                                 2003              2002           2003          2002
          -------------------------------------------------------------------------------------------------------------
          U.S.A                                               $   26,480        $ 23,622      $   74,931   $  74,074
          Europe                                                  16,616          15,524          48,031      42,937
          Canada                                                   3,343           3,466          11,479      12,548
          Asia Pacific                                             1,666           1,412           4,761       4,640
          -------------------------------------------------------------------------------------------------------------
                                                              $   48,105        $ 44,024       $ 139,202   $ 134,199
         ==============================================================================================================



         Geographical distribution of sales by customer location

                                                                 Three months ended                Nine months ended
                                                                     June 30                           June 30
                                                               2003               2002          2003             2002
         --------------------------------------------------------------------------------------------------------------
         U.S.A.                                             $   26,188          $ 23,921    $  73,941       $   74,767
         Europe                                                 16,619            14,824       47,992           41,292
         Canada                                                  2,118             1,925        7,718            8,115
         Others                                                  3,180             3,354        9,551           10,025
         --------------------------------------------------------------------------------------------------------------
                                                            $   48,105          $ 44,024    $ 139,202       $  134,199
         ==============================================================================================================

                                                                  Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
------------------------------------------------------------------------------


         Long-lived assets by country of origin
                                                                                      June 30,          September 30,
                                                                                        2003                2002
         ---------------------------------------------------------------------------------------------------------------
         Fixed and other assets
         U.S.A                                                                     $    3,628             $   5,322
         Canada                                                                         9,428                 7,016
         Europe                                                                         3,421                 1,982
         Asia Pacific                                                                     419                   376
         ---------------------------------------------------------------------------------------------------------------
         Intangibles                                                                   16,896                14,696
                                                                                      135,348               128,703
         ---------------------------------------------------------------------------------------------------------------
                                                                                   $  152,244             $ 143,399
         ===============================================================================================================

         It is not practicable to allocate intangibles by country of origin.



8.       GUARANTEES AND CONTINGENCIES

         Product Warranties

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty provision, and as such there is no warranty provision recorded in the accompanying consolidated balance sheet or reflected in the results of operations for the nine months ended June 30, 2003.

         Guarantees and Indemnities

         There have been no modifications or new guarantees issued during the first three quarters of fiscal year 2003. The Company has not recorded a liability for guarantees and indemnities in the accompanying consolidated balance sheet as at June 30, 2003.


9.       COMPARATIVE AMOUNTS

         Certain comparative figures have been reclassified in order to conform to the presentation adopted in the current periods.

                                                                   Canadian GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter and nine months ended June 30, 2003
(amounts in thousands of U.S. dollars, except share data)
----------------------------------------------------------------------------


10.      SUBSEQUENT EVENT

         On July 1, 2002, the Company acquired 100% of the issued and outstanding shares of Valid Information Systems (herein referred to as "Valid"). Valid, based in the UK, was a privately held software company specializing in the compliance and records management market in the United Kingdom.

         Under the terms of the acquisition, the Company paid cash of $16,500 (10,000 GBP) and in addition may be required to make a contingent payment of up to $13,000 (8,000 GBP) in cash payable over two years, based on performance targets.

         The acquisition was accounted for as a purchase transaction in accordance with Handbook Section 1581 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition.

Management's Discussion and Analysis of Financial Condition and
Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter and Nine Months ended June 30, 2003

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements
The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the Ontario Securities Commission.

Overview
This MD&A should be read in conjunction with the Company's September 30, 2002 annual audited consolidated financial statements and notes, and the June 30, 2003 interim unaudited consolidated financial statements and notes. The Company reports its annual audited and interim unaudited consolidated financial statements and notes in U.S. dollars, and in accordance with both U.S. and Canadian generally accepted accounting principles ("GAAP").

The Company develops, manufactures and markets enterprise software solutions, with a strategic focus on the Hummingbird Enterprise product family. The Company currently generates more than half of its revenue from the sale of applications that integrate into the Hummingbird Enterprise product family, specifically, document and content management, records management, knowledge management, collaboration, data integration and business intelligence. The balance of the Company's sales are generated from the Hummingbird Connectivity software product that includes applications for accessing mission-critical back office applications and legacy data from Windows desktops.

Results of Operations in Accordance with U.S. GAAP

Three months ended June 30, 2003 compared with three months ended June 30,
2002



                                                    Quarter ended                 Quarter ended            % change
(U.S. dollars in thousands, unaudited)              June 30, 2003                 June 30, 2002           from fiscal
------------------------------------------------------------------------------------------------------         2002
                                                  Actual    % of Sales            Actual    % of Sales     to  2003
                                                -----------------------         -----------------------   ----------

Sales                                              $ 48,105       100%             $ 44,024       100%          9.3%
Cost of sales                                         4,741       9.9%                3,779       8.6%         25.5%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                         43,364      90.1%               40,245      91.4%          7.8%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                21,093      43.8%               19,593      44.5%          7.7%
  Research and development                            9,935      20.7%                8,570      19.5%         15.9%
  General and administration                          5,163     10. 7%                4,994      11.3%          3.4%
  Amortization of intangibles                         4,653       9.7%                7,487      17.0%        (37.9%)
---------------------------------------------------------------------------------------------------------------------
Total expenses                                       40,844      84.9%               40,644      92.3%          0.5%
---------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                   2,520       5.2%                 (399)     (0.9%)       731.6%
Interest and other income, net                          310       0.6%                  566       1.3%        (45.2%)
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                            2,830       5.9%                  167       0.4%       1594.6%
Income tax expense                                    1,450       3.0%                1,986       4.5%        (27.0%)
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $ 1,380       2.9%             $ (1,819)     (4.1%)       175.9%
=====================================================================================================================

Basic earnings (loss) per share                     $  0.08                        $  (0.10)                  180.0%
=====================================================================================================================
Diluted earnings (loss) per share                   $  0.08                        $  (0.10)                  180.0%
=====================================================================================================================



Results of Operations
Sales for the quarter ended June 30, 2003 were $48.1 million, compared to $44.0 million for the same quarter last year. Income before income taxes for the quarter was $2.8 million compared to an income before income taxes of $0.2 million for the comparable quarter last year, representing an increase of $2.6 million. Net income for the latest quarter was $1.4 million compared to a net loss of $1.8 million, representing an increase of $3.2 million over the same quarter last year. Basic and diluted earnings per share were $0.08 for the current quarter compared to basic and diluted loss per share of $0.10 in the comparable quarter last year.

Sales
The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the current quarter were $48.1 million compared to $44.0 million for the same quarter last year. Sales from the Company's two product families were:


                                                       Quarter  ended         Quarter ended      % change
($US millions, unaudited)                              June 30, 2003       June 30, 2002         from 2002
-----------------------------------------------------------------------------------------------------------

Hummingbird Connectivity                                     $  17.0             $  17.4          (2.7%)
Hummingbird Enterprise                                          31.1                26.6          17.1%
-----------------------------------------------------------------------------------------------------------
                                                             $  48.1             $  44.0           9.3%
===========================================================================================================


Hummingbird Connectivity sales for the current quarter were $17.0 million compared to $17.4 million in the third quarter last year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $31.1 million compared to $26.6 million in the third quarter last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, as well as additional revenue from the companies acquired during the year, Legal Key and Key Automation/Dispro. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect Hummingbird Enterprise to continue to increase as a percentage of total revenue, compared to Hummingbird Connectivity.

Cost of Sales
Cost of sales fall into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $4.7 million in the current quarter compared to $3.8 million in the quarter ended June 30, 2002. As a percentage of sales, the current quarter's cost of sales at 9.9% was higher than the 8.6% in the same quarter last year. The increase in cost of sales over the previous quarter is mainly due to the inclusion of expenses for Legal Key and Key Automation/Dispro.

Gross Profit
Gross profit increased by 7.8% or $3.2 million to $43.4 million in the current quarter compared to $40.2 million in the same quarter last year. The rise was predominantly due to higher sales in the latest three months offset by the increase in cost of sales. Gross profit was 90.1% of sales in the current quarter, lower than the 91.4% in the comparable quarter last year. The decrease in gross profit as a percentage of sales is due to the higher cost of sales in the latest quarter.

Sales and Marketing Expenses
Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses have increased to $21.1 million from $19.6 million partially due to similar expenses for the acquired companies, Legal Key and Key Automation/Dispro, as well as, higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.8% of sales in the latest quarter, compared to 44.5% of sales for the quarter ended June 30 last year.

Research and Development Expenses
Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous year's comparable quarter. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.9 million and up 15.9% from the $8.6 million in the same quarter of last year. Research and development expenses were 20.7% of the current quarter's sales, up from 19.5% of sales in the comparative quarter of the prior year. As with cost of sales and sales and marketing expenses, the increase is primarily due to the inclusion of the expenses of the newly acquired subsidiaries, Legal Key and Key Automation/Dispro.

General and Administration Expenses
General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 3.4% to $5.2 million, from $5.0 million in the comparable quarter last year. As a percentage of sales, they were 10.7% of sales in the current quarter, down from 11.3% in the third quarter of the prior year.

Amortization of Intangibles
Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $4.7 million in the current quarter, a reduction of $2.8 million, from $7.5 million in the third quarter of the prior year.

This reduction was principally due to the Company's adoption of the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current quarter there was no amortization of goodwill included in amortization expense, compared to $2.8 million of goodwill amortization for the same quarter of last year.

In the quarter ended March 31, 2003, in accordance with SFAS No. 142, the Company completed its initial test for the impairment of goodwill and determined that there was no impairment of the recorded goodwill. Such tests will be conducted annually with August 1 chosen as the annual impairment test date.

Interest and Other Income, Net
Interest and other income is primarily the net amount of interest income and expense. Interest and other income has decreased to $0.3 million from $0.6 million compared to the third quarter of last year. This decrease was due to lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter has decreased to 0.6% from 1.3% in the third quarter of last year.

Income Tax Expense
The Company had a tax expense during the current quarter of $1.5 million on income before taxes of $2.8 million, representing an effective tax rate of 51.2%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 38.5%. In the third quarter of 2002, the Company had a tax expense of $2.0 million, on income before tax of $0.2 million. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 37.5%.

Net Income
Net income for the quarter was $1.4 million compared to a net loss of $1.8 million, representing an increase of $3.2 million over the same quarter last year.

Basic and Diluted Earnings Per Share
Basic earnings per share for the three months ended June 30, 2003 was $0.08 compared to basic loss per share of $0.10 in the corresponding period last year. The earnings per share for the latest period was based on a basic weighted average number of shares of 17,667,000 versus a basic weighted average number of shares of 18,307,000 in the comparable period of the prior year. The increase in earnings per share was a direct result of the net income in the current quarter compared to net loss in the corresponding quarter last year. Also contributing to the increase is the lower basic weighted average number of shares which is a result of the company's on-going share repurchase program.

Diluted earnings per share for the three months ended June 30, 2003 was $0.08 based on a diluted weighted average number of shares of 17,739,000 versus diluted loss per share of $0.10 based on a diluted weighted average number of shares of 18,307,000 in the comparable period of the previous year.

Acquisitions
On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates (Kramer Lee). Kramer Lee based in the United Kingdom, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Revenues and expenses of Kramer Lee subsequent to the acquisition date have been recorded in the current quarter's results; however, this new subsidiary did not have a measurable impact on the Company's results of operations this quarter.

The Company paid $6.1 million in total consideration for Kramer Lee. In addition, the Company may be required to make a contingent payment based on the financial performance of Kramer Lee for the year following the date of acquisition. Any future payments will be accounted for as goodwill.

Intangible assets of $8.9 million were recorded based on the fair value of assets and liabilities acquired. Intangibles relating to acquired technology, non-competition agreements, customer relationships and customer contracts totaled $5.0 million and will be amortized over one to five year periods. Goodwill of $3.9 million was recorded. This goodwill will not be amortized but instead will be included in the annual impairment test of all recorded goodwill.


Nine months ended June 30, 2003 compared with Nine months ended June 30, 2002

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2003 to the three months ended June 30, 2002.


                                                  Nine months ended             Nine months ended         % change
(U.S. dollars in thousands, unaudited)              June 30, 2003                 June 30, 2002          from fiscal
------------------------------------------------------------------------------------------------------        2002
                                                  Actual    % of Sales            Actual    % of Sales    to  2003
                                                -----------------------         -----------------------  -----------

Sales                                             $ 139,202       100%            $ 134,199       100%          3.7%
Cost of sales                                        12,513       9.0%               11,964       8.9%          4.6%
---------------------------------------------------------------------------------------------------------------------
Gross profit                                        126,689      91.0%              122,235      91.1%          3.6%
---------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                60,020      43.1%               57,167      42.6%          5.0%
  Research and development                           27,724      19.9%               26,147      19.5%          6.0%
  General and administration                         14,903      10.7%               15,293      11.4%         (2.6%)
  Restructuring and other charges                         -         -                 7,324       5.5%         (100%)
  Amortization of intangibles                        13,448       9.7%               22,461      16.7%        (40.1%)
  In-process research and development expense         1,050       0.8%                    -         -         100.0%
---------------------------------------------------------------------------------------------------------------------
Total expenses                                      117,145      84.2%              128,392      95.7%         (8.8%)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                   9,544       6.9%               (6,157)     (4.6%)       255.0%
Interest and other income, net                        1,341       1.0%                1,684       1.3%        (20.4%)
---------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                    10,885       7.8%               (4,473)     (3.3%)       343.3%
Income tax expense (recovery)                         5,723       4.1%               (1,608)     (1.2%)       455.9%
---------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $ 5,162       3.7%            $  (2,865)     (2.1%)       280.2%
=====================================================================================================================

Basic earnings (loss) per share                     $  0.29                       $   (0.16)                  281.3%
=====================================================================================================================
Diluted earnings (loss) per share                   $  0.29                       $   (0.16)                  281.3%
=====================================================================================================================


Results of Operations
Sales of $139.2 million for the nine months ended June 30, 2003 represent a 3.7% increase from $134.2 million for the nine months ended June 30, 2002. There was an income before taxes of $10.9 million for the nine months ended June 30, 2003, compared to a loss before taxes of $4.5 million in the same period of 2002. Net income for the nine months ended June 30, 2003 was $5.2 million, compared to a net loss of $2.9 million in the comparable period of 2002. Basic earnings per share and diluted earnings per share were $0.29 for the current nine month period, compared to a basic and diluted loss per share of $0.16 in the same nine months of last year.

Sales
Year to date sales for the nine month period ended June 30, 2003 were $139.2 million versus $134.2 million for the same period last year. Sales from the Company's two product families were:


                                                   Nine months ended       Nine months ended    % change
($US millions, unaudited)                              June 30, 2003       June 30, 2002        from 2002
---------------------------------------------------------------------------------------------------------

Hummingbird Connectivity                                  $  53.0               $  54.9           (3.5%)
Hummingbird Enterprise                                       86.2                  79.3            8.7%
---------------------------------------------------------------------------------------------------------
                                                         $  139.2               $ 134.2            3.7%
---------------------------------------------------------------------------------------------------------


For the current nine month period Hummingbird Connectivity sales were $53.0 million versus $54.9 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $86.2 million or $6.9 million higher than the $79.3 million recorded last year.

As described earlier, the decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, as well as additional revenue from the companies acquired during the year.

Cost of Sales
For the nine months ended June 30, 2003, cost of sales increased by $0.5 million or 4.6% to $12.5 million from $12.0 million in the nine months ended June 30, 2002. Cost of sales were 9.0% of sales in the nine months ended June 30, 2003 compared to 8.9% in the same period of last year.

Gross Profit
For the latest nine month period, gross profit was $126.7 million compared to $122.2 million for the same period in the previous year, representing an increase of $4.5 million. This improvement was due to higher sales during the nine months ended June 30, 2003. Gross profit was 91.0% of sales in the current nine month period, relatively consistent with the 91.1% in the comparative nine month period.

Sales and Marketing Expenses
Sales and marketing costs of $60.0 million were 43.1% of sales in the nine months ended June 30, 2003, compared to $57.2 million or 42.6% of sales in the first nine months of the previous year. Sales and marketing expenses were $2.8 million or 5.0% higher in the current nine month period versus the comparable period a year ago. The increase in sales and marketing costs over the previous nine month period is in part due to expenses of the Legal Key and Key Automation/Dispro acquisitions in the second quarter of the current year, as well as, higher sales commissions and related costs due to the increase in sales.

Research and Development Expenses
Research and development expenses in the nine months ended June 30, 2003 of $27.7 million have increased by 6.0% from the $26.1 million incurred in the first nine months of last year. This increase over the previous nine month period is largely due to the additional expenses of the new subsidiaries, Legal Key and Key Automation/Dispro. For the current nine month period, research and development expenses were 19.9% of sales, slightly up than the 19.5% in comparable quarter period last year.

General and Administration Expenses
In the nine months ended June 30, 2003, general and administration expenses totaled $14.9 million, a decrease of $0.4 million or 2.6% from the $15.3 million incurred in the first nine months of last year. General and administrative expenses were 10.7% of sales in the nine months ended June 30, 2003, down from 11.4% in the comparable period last year.

Restructuring and Other Charges
In the current nine month period no restructuring and other charges were recorded, compared to $7.3 million in the nine months ended June 30, 2002.

Amortization of Intangibles
In the nine months ended June 30, 2003, amortization of intangibles decreased to $13.4 million compared to $22.5 million in the nine months ended June 30, 2002. As mentioned previously, this reduction was principally due to the Company's adoption of the Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other

Intangible Assets", which is effective for fiscal years beginning after December 15, 2001. SFAS No. 142 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current nine month period there was no amortization of goodwill included in amortization expense, compared to $8.3 million of goodwill amortization for the same nine months of last year.

In-process Research and Development Expense
As a result of the acquisition of Legal Key and Key Automation/Dispro, in-process research and development expenses of $1.1 million were recorded in the current nine month period. There were no acquisitions in the previous nine month period, and as such, there were no resulting in-process research and development expenses.

Interest and Other Income, Net
In the nine months ended June 30, 2003, other income was marginally lower at $1.3 million compared to $1.7 million in the first nine months of last fiscal year. This decrease was due to reduced short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days.

Income Tax Expense
In the nine months ended June 30, 2003, the Company had a tax expense of $5.7 million on income before taxes of $10.9 million, representing an effective tax rate of 52.6%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would be 38.6%. In the prior year nine month period, the company had a tax recovery of $1.6 million on a net loss of $4.5 million, representing an effective rate of 35.9%. This rate of tax recovery was impacted primarily by the recognition of investment income tax credits of $4.8 million relating to previous periods which were recognized at the time based on claims filed during the period, partially offset by the non-deductibility of the amortization of intangibles and in-process research and development expense, both arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 39.1%.

Net Income
In the nine months ended June 30, 2003, net income was $5.2 million compared to a net loss of $2.9 million in the nine months ended June 30, 2002.

Basic and Diluted Earnings (Loss) Per Share
Basic and diluted earnings per share for the nine months ended June 30, 2003 was $0.29 compared to a basic and diluted loss per share of $0.16 in the corresponding period of last year. The earnings per share for the latest nine month period was based on a basic weighted average number of shares of 17,900,000 and a diluted weighted average number of shares of 18,021,000, whereas, the loss per share in the comparable period of the prior year was based on both a basic and diluted weighted average number of shares of 18,304,000. As stated previously, contributing to the increase in earnings per share was the lower basic and diluted weighted average number of shares which is a result of the company's on-going share repurchase program.

Acquisitions
As mentioned earlier, on June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates (Kramer Lee). Revenues and expenses of Kramer Lee subsequent to the acquisition date have been recorded in the current period's results; however, this new subsidiary did not have a measurable impact on the Company's results of operations for the current period.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. (Legal Key). Legal Key, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The company paid $4.6 million in total consideration for Legal Key and, in addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Legal Key during calendar years 2003 and 2004. Intangible assets of $4.8 million, including goodwill of $0.9 million, were recorded based on the fair value of assets and liabilities acquired. In-process research and development assets of $0.8 million were expensed in the current nine month period.

On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (Key Automation/Dispro). Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. The company paid $9.4 million in total consideration for Key Automation/Dispro and, in addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Key Automation/Dispro in calendar years 2003 and 2004. Intangible assets of $9.1 million, including goodwill of $5.7 million, were recorded based on the fair value of assets and liabilities acquired. In-process research and development assets of $0.2 million were expensed in the current nine month period.

Liquidity and Capital Resources

Three months ended June 30, 2003 compared with three months ended June 30,
2002


(U.S. dollars in thousands, unaudited)
-----------------------------------------------------------------------------------------------------------------
                                                               Quarter ended        Percent        Quarter ended
                                                               June 30, 2003         Change        June 30, 2002
                                                          -------------------------------------------------------
Working capital                                                     $108,389        (10.8%)            $ 121,520
Cash and cash equivalents, and short-term investments                111,205         (2.5%)              114,080
Net cash provided by operating activities                              7,601        (39.2%)               12,492
=================================================================================================================


The Company had cash and cash equivalents, and short-term investments of $111.2 million as at June 30, 2003 compared to $114.1 million as at June 30, 2002.

The Company had an operating cash inflow of $7.6 million during the current quarter down from the operating cash inflow of $12.5 million during the third quarter of the prior year.

During the third quarter of the current year, the Company invested $5.9 million, net of cash acquired, for the acquisition of Kramer Lee.

Capital expenditures, net of dispositions, in the current quarter were $0.7 million compared to $1.3 million in the same quarter of the previous year. These expenditures consist primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment.

The Company did not repurchase any of its own shares during the current quarter and there were no shares repurchased in the same quarter of last year. In the current quarter only a nominal amount was received from employee exercised stock options, while in the third quarter of last year no employee stock options were exercised.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the balance of fiscal 2003. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.


Nine months ended June 30, 2003 compared with nine months ended June 30, 2002

In the current nine months ended June 30, 2003, the Company increased its operating cash inflow by 9.5% to $24.3 million from $22.2 million in the nine months ended June 30, 2002.

Capital expenditures, net of dispositions, decreased to $2.5 million from the $2.9 million incurred in the nine months ended June 30, 2002.

In the current nine month period, $0.2 million of other long-term liabilities were repaid compared with an increase in other long-term liabilities of $0.3 million last fiscal year.

In the nine months ended June 30, 2003, the Company repurchased and cancelled 693,600 of its own shares at a cost of $13.2 million. The Company did not repurchase any of its shares during the previous nine month period. During the current nine month period, the Company received proceeds of $0.9 million from employees exercising their stock options compared to $0.1 million in the first nine months of the prior year.


Financial Position

Cash and cash equivalents plus short-term investments decreased as at June 30, 2003 by $8.5 million to $111.2 million compared to a balance of $119.7 million as at the end of the prior fiscal year. The decrease was primarily due to cash used for the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee and the repurchase of the Company's shares, offset by the increase in cash generated from operations during the nine month period.

Accounts receivable were $54.4 million at the end of the current period compared to $52.9 million as at September 30, 2002. This increase in accounts receivable was attributable in part to the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee, as well as, an increased level of sales.

Other receivables increased to $4.1 million as at June 30, 2003 from $2.4 million as at the end of the previous fiscal year. The increase was due to the addition of other receivables from the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee and higher recoverable consumption taxes in North America.

Accounts payable were $8.9 million at the end of June 30, 2003, $2.0 million higher than the period ended September 30, 2002. The increase was mainly due to the inclusion of the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee in the Company's consolidated results at the end of the current period as well as higher consumption taxes payable in Europe from increased customer billings.

Deferred revenue was higher as at June 30, 2003 totaling $50.8 million versus $41.8 million as at September 30, 2002, an increase of $9.0 million. The rise was mostly caused by increased billing activity for maintenance and support contracts throughout the Company. Revenue for these items is deferred and recognized over the maintenance and support contract period. To a lesser degree, the increase was also due to the addition of deferred revenue from the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee.

Results of Operations In Accordance with Canadian GAAP

Three months ended June 30, 2003 compared with three months ended June 30,
2002



                                                Quarter ended                 Quarter ended                % change
(U.S. dollars in thousands, unaudited)          June 30, 2003                  June 3, 2002             from fiscal
--------------------------------------------------------------------------------------------------      to   2002
                                                 Actual    % of Sales         Actual    % of Sales           2003
                                                ----------------------        --------------------     -------------

Sales                                           $ 48,105       100%           $ 44,024        100%             9.3%
Cost of sales                                      4,741       9.9%              3,779        8.6%            25.5%
--------------------------------------------------------------------------------------------------------------------
Gross profit                                      43,364      90.1%             40,245       91.4%             7.8%
--------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             21,093      43.8%             19,593       44.5%             7.7%
  Research and development                         9,410      19.6%              8,045       18.3%            17.0%
  General and administration                       5,163      10.7%              4,994       11.3%             3.4%
  Amortization of intangibles                      5,277      11.0%              9,162       20.8%           (42.4%)
--------------------------------------------------------------------------------------------------------------------
Total expenses                                    40,943      85.1%             41,794       94.9%           (20.0%)
--------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                2,421       5.0%             (1,549)      (3.5%)          256.3%
Interest and other income, net                       310       0.6%                566        1.3%           (45.2%)
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                  2,731       5.7%               (983)      (2.2%)          377.8%
Income tax expense                                 1,747       3.6%              1,810        4.1%            (3.5%)
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                  $ 984       2.0%           $ (2,793)      (6.3%)          135.2%
====================================================================================================================

Basic earnings (loss) per share                  $  0.06                      $  (0.15)                      140.0%
====================================================================================================================
Diluted earnings (loss) per share                $  0.06                      $  (0.15)                      140.0%
====================================================================================================================


Results of Operations
Sales for the quarter ended June 30, 2003 were $48.1 million, compared to $44.0 million for the same quarter last year. Income before income taxes for the quarter was $2.7 million compared to loss before income taxes of $1.0 million for the comparable quarter last year, representing an increase of $3.7 million. Net income for the latest quarter was $1.0 million compared to a net loss of $2.8 million, representing an increase of $3.8 million over the same quarter last year. Basic earnings per share and diluted earnings per share were $0.06 for the current quarter compared to basic and diluted loss per share of $0.15 in the comparable quarter last year.

Sales
The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The Company's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

The Company derives its revenue from two principal product families:
Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, collaboration, data integration and business intelligence software.

Sales for the current quarter were $48.1 million compared to $44.0 million for the same quarter last year. Sales from the Company's two product families were:


($US millions, unaudited)                            Quarter ended          Quarter ended    % change
                                                     June 30, 2003          June 30, 2002    from 2002
-----------------------------------------------------------------------------------------------------

Hummingbird Connectivity                                 $  17.0                $ 17.4         (2.7%)
Hummingbird Enterprise                                      31.1                  26.6         17.1%
-----------------------------------------------------------------------------------------------------
                                                          $ 48.1                $ 44.0          9.3%
=====================================================================================================


Hummingbird Connectivity sales for the current quarter were $17.0 million compared to $17.4 million in the third quarter last year. The current quarter's sales of the Company's Hummingbird Enterprise product family were $31.1 million compared to $26.6 million in the third quarter last year.

The decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, as well as additional revenue from the companies acquired during the year, Legal Key and Key Automation/Dispro. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect Hummingbird Enterprise to continue to increase as a percentage of total revenue, compared to Hummingbird Connectivity.

Cost of Sales
Cost of sales fall into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the company; and production costs, including product media, duplication, manuals and packaging. Cost of sales increased to $4.7 million in the current quarter compared to $3.8 million in the quarter ended June 30, 2002. As a percentage of sales, the current quarter's cost of sales at 9.9% was higher than the 8.6% in the same quarter last year. The increase in cost of sales over the previous quarter is mainly due to the inclusion of expenses for Legal Key and Key Automation/Dispro.

Gross Profit
Gross profit increased by 7.8% or $3.2 million to $43.4 million in the current quarter compared to $40.2 million in the same quarter last year. The rise was predominantly due to higher sales in the latest three months offset by the increase in cost of sales. Gross profit was 90.1% of sales in the current quarter, lower than the 91.4% in the comparable quarter last year. The decrease in gross profit as a percentage of sales is due to the higher cost of sales in the latest quarter.

Sales and Marketing Expenses
Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions and trade shows. Sales and marketing expenses have increased to $21.1 million from $19.6 million partially due to similar expenses for the acquired companies, Legal Key and Key Automation/Dispro, as well as, higher sales commissions and related costs due to the increase in sales. Sales and marketing expenses were 43.8% of sales in the latest quarter, compared to 44.5% of sales for the quarter ended June 30 last year.

Research and Development Expenses
Research and development expenses include personnel and equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in the research and development effort. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the strict criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current or previous year's comparable quarter. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $9.4 million, up by 17.0% from the $8.0 million in the same quarter of last year. Research and development expenses were 19.6% of the current quarter's sales, up from 18.3% of sales in the comparative quarter of the prior year. As with cost of sales and sales and marketing expenses, the increase is primarily due to the inclusion of the expenses of the newly acquired subsidiaries, Legal Key and Key Automation/Dispro.

General and Administration Expenses
General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. General and administration expenses were higher by 3.4% to $5.2 million, from $5.0 million in the comparable quarter last year. As a percentage of sales, they were 10.7% of sales in the current quarter, down from 11.3% in the third quarter of the prior year.

Amortization of Intangibles
Amortization of intangibles expense consists of the amortization of intangibles with a definite life. These amounts are being amortized over periods ranging from three to ten years. Amortization of intangibles decreased to $5.3 million in the current quarter, a reduction of $3.9 million, from $9.2 million in the third quarter of the prior year.

This reduction was principally due to the Company's adoption of the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The CICA Handbook Section 3062 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current quarter there was no amortization of goodwill in amortization expense, compared to $2.5 million of goodwill amortization for the same quarter of last year.

In the quarter ended March 31, 2003, in accordance with CICA Handbook Section 3062, the Company completed its one time transitional test for the impairment of goodwill and determined that there was no impairment of the recorded goodwill. Such tests will be conducted annually with August 1 chosen as the annual impairment test date.

Interest and Other Income, Net
Interest and other income is primarily the net amount of interest income and expense. Interest and other income has decreased to $0.3 million from $0.6 million compared to the third quarter of last year. This decrease was due to lower short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter has decreased to 0.6% from 1.3% in the third quarter of last year.

Income Tax Expense
The Company had a tax expense during the current quarter of $1.7 million on income before taxes of $2.7 million, representing an effective tax rate of 64.0%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles for income tax purposes. Excluding this impact, the effective rate would have been 42.5%. In the third quarter of 2002, the Company had a tax expense of $1.8 million on net loss of $1.0 million. The tax expense being recognized on this loss was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 41.5%.

Net Income
Net income for the quarter was $1.0 million compared to net loss of $2.8 million, representing an increase of $3.8 million over the same quarter last year.

Basic and Diluted Earnings Per Share
Basic earnings per share for the three months ended June 30, 2003 was $0.06 compared to basic loss per share of $0.15 in the corresponding period last year. The earnings per share for the latest period was based on a basic weighted average number of shares of 17,667,000 versus a basic weighted average number of shares of 18,307,000 in the comparable period of the prior year. The increase in earnings per share was a direct result of the net income in the current quarter compared to net loss in the corresponding quarter last year. Also contributing to the increase is the lower basic weighted average number of shares which is a result of the company's on-going share repurchase program.

Diluted earnings per share for the three months ended June 30, 2003 was also $0.06 based on a diluted weighted average number of shares of 17,739,000 versus diluted loss per share of $0.15 based on a diluted weighted average number of shares of 18,307,000 in the comparable period of the previous year.

Acquisitions
On June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates (Kramer Lee). Kramer Lee based in the United Kingdom, was a privately held software and solutions company specializing in domain expertise in practice management solutions for law firms, professional service organizations, investment banks and insurance companies. Revenues and expenses of Kramer Lee subsequent to the acquisition date have been recorded in the current quarter's results; however, this new subsidiary did not have a measurable impact on the Company's results of operations this quarter.

The Company paid $6.1 million in total consideration for Kramer Lee. In addition, the Company may be required to make a contingent payment based on the financial performance of Kramer Lee for the year following the date of acquisition. Any future payments will be accounted for as goodwill.

Intangible assets of $8.9 million were recorded based on the fair value of assets and liabilities acquired. Intangibles relating to acquired technology, non-competition agreements, customer relationships and customer contracts totaled $5.0 million and will be amortized over one to five year periods. Goodwill of $3.9 million was recorded. This goodwill will not be amortized but instead will be included in the annual impairment test of all recorded goodwill.


Nine months ended June 30, 2003 compared with nine months ended June 30, 2002

The following explanations should be read in conjunction with the above section comparing the three months ended June 30, 2003 to the three months ended June 30, 2002.


                                                Nine months ended             Nine months ended          % change
(U.S. dollars in thousands, unaudited)            June 30, 2003                 June 30, 2002            from fiscal
--------------------------------------------------------------------------------------------------            2002
                                                Actual   % of Sales           Actual   % of Sales         to  2003
                                              ----------------------        ----------------------       -----------

Sales                                          $ 139,202       100%          $ 134,199        100%             3.7%
Cost of sales                                     12,513       9.0%             11,964        8.9%             4.6%
--------------------------------------------------------------------------------------------------------------------
Gross profit                                     126,689      91.0%            122,235       91.1%             3.6%
--------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                             60,020      43.1%             57,167       42.6%             5.0%
  Research and development                        26,149      18.8%             19,222       14.3%            36.0%
  General and administration                      14,903      10.7%             15,293       11.4%            (2.6%)
  Restructuring and other charges                      -         -               7,324        5.5%          (100.0%)
  Amortization of intangibles                     16,601      11.9%             27,486       20.5%           (39.6%)
--------------------------------------------------------------------------------------------------------------------
Total expenses                                   117,673      84.5%            126,492       94.3%            (7.0%)
--------------------------------------------------------------------------------------------------------------------
Income (loss) before the undernoted                9,016       6.5%             (4,257)      (3.2%)          311.8%
Interest and other income, net                     1,341       1.0%              1,684        1.3%            20.4%
--------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                 10,357       7.4%             (2,573)      (1.9%)           502.5%
Income tax expense                                 6,133       4.4%              3,041        2.3%            101.7%
--------------------------------------------------------------------------------------------------------------------
Net income (loss)                                $ 4,224       3.0%          $  (5,614)      (4.2%)           175.2%
====================================================================================================================

Basic earnings (loss) per share                  $  0.24                     $  (0.31)                        177.4%
====================================================================================================================
Diluted earnings (loss) per share                $  0.23                     $  (0.31)                        174.2%
====================================================================================================================


Results of Operations
Sales of $139.2 million for the nine months ended June 30, 2003 represent a 3.7% increase from $134.2 million for the nine months ended June 30, 2002. There was an income before taxes of $10.4 million for the nine months ended June 30, 2003, compared to a loss before taxes of $2.6 million in the same period of 2002. Net income for the nine months ended June 30, 2003 was $4.2 million, compared to a net loss of $5.6 million in the comparable period of 2002. Basic and diluted earnings per share were $0.24 and 0.23, respectively, for the current nine month period, compared to a basic and diluted loss per share of $0.31 in the same nine months of last year.

Sales
Year to date sales for the nine month period ended June 30, 2003 were $139.2 million versus $134.2 million for the same period last year. Sales from the Company's two product families were:


                                                   Nine months ended       Nine months ended      % change
($US millions, unaudited)                            June 30, 2003           June 30, 2002          from 2002
--------------------------------------------------------------------------------------------------------------

Hummingbird Connectivity                                $  53.0               $  54.9               (3.5%)
Hummingbird Enterprise                                     86.2                  79.3                8.7%
--------------------------------------------------------------------------------------------------------------
                                                       $  139.2               $ 134.2                3.7%
--------------------------------------------------------------------------------------------------------------


For the current nine month period Hummingbird Connectivity sales were $53.0 million versus $54.9 million in the previous year. For the latest nine month period Hummingbird Enterprise sales were $86.2 million or $6.9 million higher than the $79.3 million recorded last year.

As described earlier, the decrease in Hummingbird Connectivity sales was due to reduced sales unit volume. The customer user base for this product family has not grown due to continued weakness in the global economy. The increase in Hummingbird Enterprise sales was mainly due to a strong selling effort to both new and existing customers, as well as additional revenue from the companies acquired during the year.

Cost of Sales
For the nine months ended June 30, 2003, cost of sales increased by $0.5 million or 4.6% to $12.5 million from $12.0 million in the nine months ended June 30, 2002. Cost of sales were 9.0% of sales in the nine months ended June 30, 2003 compared to 8.9% in the same period of last year.

Gross Profit
For the latest nine month period, gross profit was $126.7 million compared to $122.2 million for the same period in the previous year, representing an increase of $4.5 million. This improvement was due to higher sales during the nine months ended June 30, 2003. Gross profit was 91.0% of sales in the current nine month period, relatively consistent with the 91.1% in the comparative nine month period.

Sales and Marketing Expenses
Sales and marketing costs of $60.0 million were 43.1% of sales in the nine months ended June 30, 2003, compared to $57.2 million or 42.6% of sales in the first nine months of the previous year. Sales and marketing expenses were $2.8 million or 5.0% higher in the current nine month period versus the comparable period a year ago. The increase in sales and marketing costs over the previous nine month period is in part due to expenses of the Legal Key and Key Automation/Dispro acquisitions in the second quarter of the current year, as well as, higher sales commissions and related costs due to the increase in sales.

Research and Development Expenses
Research and development expenses in the nine months ended June 30, 2003 of $26.1million have increased by 36.0% from the $19.2 million incurred in the first nine months of last year for the current nine month period, research and development expenses were 18.8% of sales, compared to 14.3% of sales in the comparable period of 2002. This increase over the previous nine month period is due in part to the additional expenses of the new subsidiaries, Legal Key and Key Automation/Dispro. Also, in the prior nine month period, the Company recognized investment income tax credits which related to previous periods and were recognized at the time based on claims filed during the nine month period, resulting in a reduction of research and development expenses of $6.4 million.

General and Administration Expenses
In the nine months ended June 30, 2003, general and administration expenses totaled $14.9 million, a decrease of $0.4 million or 2.6% from the $15.3 million incurred in the first nine months of last year. General and administrative expenses were 10.7% of sales in the nine months ended June 30, 2003, down from 11.4% in the comparable period last year.

Restructuring and Other Charges
In the current nine month period no restructuring and other charges were recorded, compared to $7.3 million in the nine months ended June 30, 2002.

Amortization of Intangibles
In the nine months ended June 30, 2003, amortization of intangibles decreased to $16.6 million compared to $27.5 million in the nine months ended June 30, 2002. As mentioned previously, this reduction was principally due to the Company's adoption of the new Canadian accounting standard issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", which is effective for fiscal years beginning after January 1, 2002. The CICA Handbook Section 3062 requires that the carrying value of goodwill be evaluated annually for impairment and disallows the amortization of goodwill. Accordingly, for the current nine month period there was no amortization of goodwill in amortization expense, compared to $7.4 million of goodwill amortization for the same nine months of last year.

Interest and Other Income, Net
In the nine months ended June 30, 2003, other income was marginally lower at $1.3 million compared to $1.7 million in the first nine months of last fiscal year. This decrease was due to reduced short-term interest rates, as the Company has a majority of its invested cash in investments having an original maturity term of less than 90 days.

Income Tax Expense
In the nine months ended June 30, 2003, the Company had a tax expense of $6.1 million on income before taxes of $10.4 million, representing an effective tax rate of 59.2%. This high tax rate was primarily due to the non-deductibility of the amortization of intangibles arising largely from acquisitions. Excluding this impact, the effective tax rate would have been 42.2%. In the nine months ended June 30, 2002, the company had a tax expense of $3.0 million while the statement of income reflected a net loss of $2.6 million. In this period, the Company recognized investment income tax credits which related to previous periods and were recognized at the time based on claims filed during the nine month period, resulting in a reduction of expenses of $6.4 million and an increase in income tax expense of $1.6 million. The effect of the recognition of investment tax credits was partially offset by the non-deductibility of the amortization of intangibles arising largely from acquisitions which resulted in taxable income. Excluding these impacts, the effective tax rate would have been 40.4%.

Net Income
For the nine months ended June 30, 2003 net income was $4.2 million, compared to a net loss of $5.6 million for the nine months ended June 30, 2002.

Basic and Diluted Earnings (Loss) Per Share
Basic and diluted earnings per share for the nine months ended June 30, 2003 were $0.24 and $0.23, respectively, compared to a basic and diluted loss per share of $0.31 in the corresponding period of last year. The earnings per share for the latest nine month period was based on a basic weighted average number of shares of 17,900,000 and a diluted weighted average number of shares of 18,021,000, whereas, the loss per share in the comparable period of the prior year was based on both a basic and diluted weighted average number of shares of 18,304,000. As stated previously, contributing to the increase in earnings per share was the lower basic and diluted weighted average number of shares which is a result of the company's on-going share repurchase program.

Acquisitions
As mentioned earlier, on June 26, 2003, the Company acquired all of the issued and outstanding shares of Kramer Lee & Associates (Kramer Lee). Revenues and expenses of Kramer Lee subsequent to the acquisition date have been recorded in the current period's results; however, this new subsidiary did not have a measurable impact on the Company's results of operations for the current period.

On March 10, 2003, the Company acquired all of the issued and outstanding shares of Legal Key Technologies, Inc. (Legal Key). Legal Key, based in New York, U.S.A., was a privately held software and solutions company specializing in integrated practice management applications for law firms and professional service organizations. The company paid $4.6 million in total consideration for Legal Key and, in addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Legal Key during calendar years 2003 and 2004. Intangible assets of $5.1 million, including goodwill of $1.2 million, were recorded based on the fair value of assets and liabilities acquired.

On March 26, 2003, the Company acquired 100% of the issued and outstanding shares of Key Automation Nederland B.V. and its affiliate Dispro B.V. (Key Automation/Dispro). Key Automation/Dispro, based in the Netherlands, were privately held distributors and integrators of document management solutions. The company paid $9.4 million in total consideration for Key Automation/Dispro and, in addition, the Company may be required to make a contingent cash payment based on the agreed-upon financial performance of Key Automation/Dispro in calendar years 2003 and 2004. Intangible assets of $9.2 million, including goodwill of $5.8 million, were recorded based on the fair value of assets and liabilities acquired.

Liquidity and Capital Resources

Three months ended June 30, 2003 compared with three months ended June 30,
2002


(U.S. dollars in thousands, unaudited)
----------------------------------------------------------------------------------------------------------
                                                      Quarter ended June     Percent       Quarter ended
                                                           30, 2003          Change        June 30, 2002
----------------------------------------------------------------------------------------------------------
Working capital                                            $108,389          (10.8%)         $ 121,520
Cash and cash equivalents, and short-term
investments                                                 111,205           (2.5%)           114,080
Net cash provided by operating activities                     7,601          (39.2%)            12,492
==========================================================================================================


The Company had cash and cash equivalents, and short-term investments of $111.2 million as at June 30, 2003 compared to $114.1 million as at June 30, 2002.

The Company had an operating cash inflow of $7.6 million during the current quarter down from the operating cash inflow of $12.5 million during the third quarter of the prior year.

During the third quarter of the current year, the Company invested $5.9 million, net of cash acquired, for the acquisition of Kramer Lee.

Capital expenditures, net of dispositions, in the current quarter were $0.7 million compared to $1.3 million in the same quarter of the previous year. These expenditures consist primarily of procurement of computer hardware and software, and fixed assets such as leasehold improvements, furniture and office equipment.

The Company did not repurchase any of its own shares during the current quarter and there were no shares repurchased in the same quarter of last year. In the current quarter only a nominal amount was received from employee exercised stock options while in the third quarter of last year no employee stock options were exercised.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the balance of fiscal 2003. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash position.


Nine months ended June 30, 2003 compared with nine months ended June 30, 2002

In the current nine months ended June 30, 2003, the Company increased its operating cash inflow by 9.5% to $24.3 million from $22.2 million in the nine months ended June 30, 2002.

Capital expenditures, net of dispositions, decreased to $2.5 million from the $2.9 million incurred in the nine months ended June 30, 2002.

In the current nine month period, $0.2 million of other long-term liabilities were repaid compared with an increase in other long-term liabilities of $0.3 million last fiscal year.

In the nine months ended June 30, 2003, the Company repurchased and cancelled 693,600 of its own shares at a cost of $13.2 million. The Company did not repurchase any of its shares during the previous nine month period. During the current nine month period, the Company received proceeds of $0.9 million from employees exercising their stock options compared to $0.1 million in the first nine months of the prior year.


Financial Position

Cash and cash equivalents plus short-term investments decreased as at June 30, 2003 by $8.5 million to $111.2 million compared to a balance of $119.7 million as at the end of the prior fiscal year. The decrease was primarily due to cash used for the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee and the repurchase of the Company's shares, offset by the increase in cash generated from operations during the nine month period.

Accounts receivable were $54.4 million at the end of the current period compared to $52.9 million as at September 30, 2002. This increase in accounts receivable was attributable in part to the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee, as well as, an increased level of sales.

Other receivables increased to $4.1 million as at June 30, 2003 from $2.4 million as at the end of the previous fiscal year. The increase was due to the addition of other receivables from the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee and higher recoverable consumption taxes in North America.

Accounts payable were $8.9 million at the end of June 30, 2003, $2.0 million higher than the period ended September 30, 2002. The increase was mainly due to the inclusion of the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee in the Company's consolidated results at the end of the current period as well as higher consumption taxes payable in Europe from the increased customer billings.

Deferred revenue was higher as at June 30, 2003 totaling $50.8 million versus $41.8 million as at September 30, 2002, an increase of $9.0 million. The rise was mostly caused by increased billing activity for maintenance and support contracts throughout the Company. Revenue for these items is deferred and recognized over the maintenance and support contract period. To a lesser degree, the increase was also due to the addition of deferred revenue from the recent acquisitions of Legal Key, Key Automation/Dispro and Kramer Lee.

OUTLOOK, RISKS AND UNCERTAINTIES THAT COULD AFFECT FUTURE RESULTS

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

o    identifying underserved segments of the market;
o    developing products that solve a prevalent business problem;
o communicating the value proposition of its products to the appropriate audience;
o    effectively combining direct and partner-influenced distribution; and
o    ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown
Since early fiscal 2001, the Company has witnessed the weakening of global macro-economic conditions. This weakness affected information technology spending patterns on a global basis, and as a result affected our ability to forecast the current and future quarter's revenues. In spite of the weakness in economic activity, our customer base remains solid, and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition
The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments
The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management of Growth and Integration of Acquisitions
Over the past several years, the Company has experienced substantial growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price
The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter.

Foreign Currency Risk
The Company operates internationally, and accordingly, a portion of our financial resources is held in currencies other than the United States dollar. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk
Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 40% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business segment. On the other hand, the Company is a pioneer in the Hummingbird Enterprise family of products market, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Potential Fluctuations in Quarterly Operating Results
The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights
The Company operates in an international environment with approximately 41% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance
The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Recent Accounting Pronouncements
In January 2002, the Canadian Institute of Chartered Accountants issued Accounting Recommendation 3870, "Stock-based Compensation and Other Stock-based Payments" which is effective for fiscal years beginning on or after January 1, 2002. The Company has implemented this recommendation in the current fiscal year and there is no material impact its results.

The Company follows the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3062, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after January 1, 2002, and the United States Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Section 3062 and SFAS No. 142 require that the carrying value of goodwill be evaluated annually for impairment, disallows the amortization of goodwill, and requires that a two-step process for testing the impairment of goodwill be performed. The Company has implemented these recommendations in the current fiscal year and the results are discussed under the respective Canadian and US GAAP sections, under the caption of Amortization of Intangibles.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others", and in February 2003, the CICA issued Accounting Guideline 14 ("AcG 14"), "Disclosure of Guarantees". These pronouncements provide assistance regarding the identification of guarantees and elaborate on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN 45 requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. AcG 14 does not encompass these recognition and measurement requirements. There was no effect on the adoption of the recognition provisions of FIN 45 or AcG 14 on the Company's results of operations or financial position for the period ended June 30, 2003. The Company has disclosed the required information in the notes to June 30, 2003 interim unaudited consolidated financial statements.

[GRAPHIC OMITTED]


                             FOR IMMEDIATE RELEASE
-------------------------------------------------------------------------------


                 Hummingbird Reports Third Quarter Fiscal 2003
                    Sales $48.1 million; Adjusted EPS $0.26

Toronto - July 21, 2003 - Hummingbird Ltd. (TSX: "HUM" and NASDAQ: "HUMC"), a world-leading enterprise software solutions company, today reported its unaudited consolidated results for the third quarter ended June 30, 2003. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.


-------------------------------------------------------------------------------
SUMMARY OF FINANCIAL RESULTS                                       U.S. GAAP
(millions of U.S dollars except share data)


                                                          Three Months Ended                Nine Months Ended
                                                                June 30                         June 30
                                                          -------------------              --------------------
                                                         2003             2002             2003           2002
                                                         ----             ----             ----           ----

Sales                                                     48.1             44.0           139.2           134.2

Net Income (Loss)                                          1.4             (1.8)            5.2            (2.9)

Diluted Earnings (Loss) Per Share                         0.08            (0.10)           0.29           (0.16)

Diluted Number of Shares (millions)                       17.7             18.3            18.0            18.3

Adjusted Net Income (Note)                                 4.6              4.8            15.6            15.4

Adjusted Diluted Earnings Per Share                       0.26             0.26            0.87            0.84

Adjusted Diluted Number of Shares (millions)              17.7             18.5            18.0            18.4

Note: Adjusted Net Income comprises Net Income (Loss) excluding amortization of intangibles, restructuring and other charges, in-process research and development expense, and for fiscal 2002 previously unrecognized investment tax credits and deferred income tax rate adjustments, all net of related taxes.

---------------------------------------------------------------------------------------------------------------


In the third quarter we have further consolidated our market leadership within the legal and government market sectors and established momentum for higher value line of business solutions based on Hummingbird Enterprise(TM)" said Fred Sorkin, Chairman and Chief Executive Officer. "We remain confident that our investments, both organic and acquisitions, form the foundation for accelerated growth."

Key Achievements in the quarter included:

     o Successes included sales of Hummingbird Enterprise(TM) suite to key customers in the legal sector such as Baker & McKenzie, Skadden Arps Slate Meagher & Flom LLP, McGuire Woods LLP, Denton Wilde Sapte, Allen & Overy, and to key customers in the commercial and other sector such as RDMIS Canadian Government, International Monetary Fund, United States Enrichment Corporation, Intel, Federal Home Loan of New York, Valley Center Municipal Water District, Morgan Stanley Dean Witter, and NATO.

     o Release of Hummingbird Enterprise(TM) 5.1 that provides a robust, scalable and integrated solution for the management of enterprise content, both structured and unstructured. This release further accelerates the continued adoption of Hummingbird Enterprise(TM) by our customers. Key customer such as Inco, Baker McKenzie, Aiken Gump, are standardizing on Hummingbird Enterprise(TM) 5 family of products to support their enterprise content management requirements;

     o Hummingbird recognized by Gartner as a leader in the Integrated Document Management market segment in the recently updated Magic Quadrant, 2003. Gartner recognizes that "Hummingbird has moved to a coherent product brand and product structure encompassing content and document management, collaboration and information access."

     o Recognition by Forrester Research of Hummingbird as a leader in records and compliance solutions. Forrester considers Hummingbird's integrated document and records management offering as having the broadest market coverage among its peer group of competitors;

     o KWWorld magazine chose Hummingbird Enterprise(TM) 5.1 a Trend Setting Product of 2003, representing innovation and market leadership in the category of Smart Enterprise Suites.

     o Demonstrated traction in the adoption of Hummingbird Enterprise(TM)for ESRI that provides integration between the ESRI Geographic Information Systems and Hummingbird DM. This solution enables our customers to link geospacial information with documents and content. The recently announced customer wins with Northern Colorado Water Agency and the Valley Center Municipal Water District demonstrate the strategic value of our partnership with ESRI, the global leader in Geographic Information Systems. In addition, Hummingbird Enterprise(TM)for ESRI was recognized in May 2003 at the Government Technology Conference (GTC) West 2003 with "Best Solution" award for the deployment of the Northern Colorado Water Agency solution;

     o Launch of the Hummingbird Enterprise(TM) for Contract Management solution that supports end-to-end contract life cycle management, such as contract creation, management, analysis and reporting, using the full suite of Hummingbird Enterprise(TM) products as a fully integrated solution; and

     o The Kramer Lee & Associates acquisition, during the quarter, and Valid Information Systems acquisition, shortly after, add domain expertise that enable us to deliver higher value matter centric and compliance solutions to our legal and government customers.

         "Our strategy of delivering a highly integrated enterprise suite is generating tangible and measurable results in terms of customer adoption and industry analyst validation," added Sorkin. "Our initiatives to deliver better integration between components of Hummingbird Enterprise(TM), our market leadership in document management and compliance solutions, coupled with our increased focus on line of business solutions, extended with acquisitions, further entrench Hummingbird as a leader in enterprise content management solutions. We are poised for growth and we have the means to execute on our strategy."

Sales for the quarter ended June 30, 2003 were $48.1 million representing a 9.3% increase from the quarter ended June 30, 2002, and an increase of 2.3% over the second quarter ended March 31, 2003.

Adjusted net income in the current quarter was $4.6 million, compared to $4.8 million in the third quarter of last year. Adjusted diluted earnings per share (based on adjusted net income) for this quarter was $0.26 compared to $0.26 for the corresponding period last year.

Expenses for the current quarter, excluding amortization of intangibles, increased to $36.2 million compared to $33.2 million for the third quarter of the previous fiscal year. Expenses for the current quarter reflect the first full quarter of operating activities of the acquisitions that occurred late in the second quarter.

The third quarter of fiscal 2003 reported a net income of $1.4 million, an increase of $3.2 million, compared to a net loss of $1.8 million for the third quarter of last year. This change is due to an increased level of sales and the absence of amortization of goodwill in the current quarter, compared to the third quarter of the prior year. The diluted earnings per share of $0.08 in the current quarter compares to a diluted loss per share of $0.10 for the third quarter of last year.

Sales for the nine months ended June 30, 2003 were $139.2 million, an increase of 3.7% over the previous year. Expenses, excluding amortization of intangibles, in-process research and development expense, and restructuring and other charges, increased by 4.1% to $102.6 million for the nine months of fiscal 2003 compared to the prior year. Net income for the current nine month period was $5.2 million resulting in diluted earnings per share of $0.29, compared to a net loss of $2.9 million and a diluted loss per share of $0.16 last year.

Adjusted net income for the current nine months was $15.6 million compared to $15.4 million for the nine months ended June 30, 2002. Adjusted diluted earnings per share for the current nine months, based on adjusted net income, was $0.87 compared to $0.84 for the prior year.

Total assets as at June 30, 2003 were $356.6 million, compared to $352.1 million as at March 31, 2003. The Company's cash position, including short-term investments, was $111.2 million as at June 30, 2003 after the acquisition of Kramer Lee & Associates. Cash flow generated from operations for the current quarter was $7.6 million. The deferred revenue was higher at $50.8 million, up from $48.1 million as at March 31, 2003.

In accordance with Canadian generally accepted accounting principles, the Company reported a net income of $1.0 million and diluted earnings per share of $0.06 for the quarter ended June 30, 2003, compared to a net loss of $2.8 million and diluted loss per share of $0.15 for the same period last year. For the current nine month period, the Company reported net income of $4.2 million and diluted earnings per share of $0.23, compared to a net loss of $5.6 million and diluted loss per share of $0.31 for the first nine months of fiscal 2002.

About Hummingbird

Headquartered in Toronto, Canada, Hummingbird Ltd. is a global enterprise software company employing approximately 1450 people in nearly 40 offices around the world. Hummingbird's revolutionary Hummingbird Enterprise(TM), an integrated information and knowledge management solution suite, manages the entire lifecycle of information and knowledge assets. Hummingbird Enterprise(TM) creates a 360-degree view of enterprise content with a portfolio of products that are both modular and interoperable. Today, five million users rely on Hummingbird to connect, manage, access, publish and search their enterprise content. For more information, please visit: www.hummingbird.com
-------------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of, those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators.



Hummingbird Contacts:
Inder Duggal                                 Michele Stevenson
Chief Financial Officer                      Corporate Communications Manager
Hummingbird Ltd.                             Hummingbird Ltd.
Tel: 416-496-2200 ext. 2205                  Tel: 416-496-2200 ext. 2623
Fax: 416-496-2207                            Fax: 416-496-2207
inder.duggal@hummingbird.com                 michele.stevenson@hummingbird.com
----------------------------                 ---------------------------------

                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                Hummingbird Ltd.
                                       ----------------------------------------
                                                     (Registrant)


Date:   September 2, 2003              By:  /s/ Inder P.S. Duggal
        --------------------                -----------------------------------
                                                          (Signature)
                                            Inder P.S. Duggal
                                            Chief Financial Officer and
                                            Chief Controller